9/18


06016933

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnnic Communications

*CURRENT ADDRESS

BEST AVAILABLE COPY

PROCESSED

**FORMER NAME

SEP 19 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 05784 FISCAL YEAR 3-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/18/06


Sunday Times


STADIUM
ARCADIUM
LUCKY


Celebrating 25 years
of the Soul Truth
Sowetan
Happy birthday, Madiba
11 BLACKS

future of media & entertainment

ANNUAL REPORT 2006

johnnic communications

Group
tive Officer

n Desai

Africa



Chief Executive Officer
Brian Pottinger




media
store

Joint Ventures and Associates

M-Net, SuperSport, Caxton and CTP Group


mnet
We call it Magic


super sport

THE CAXTON AND CTP GROUP

Home Entertainment

Chief Executive Officer
Fay Amaral


NU METRO
Home Entertainment

Music

Chief Executive Officer
Ivor Haarburger


Gallo
Record Company


Gallo
Music Publishers


STUDIOS

Group Operations

Executive Officer
Herman Trollip


NU METRO
NU METRO FILM DISTRIBUTION


Entertainment Logistics Services


C D T
COMPACT DISC TECHNOLOGIES

johnnic communications

Deputy
Chief Execu

Prakash

Chief Financial Officer

Howard Benatar

Group Executive:
HR and Transformation

Mawethu Cawe

Group Secretary

Joanne Matisonn

Media

Chief Executive Officer
Mike Robertson

Sunday Times
ELLE
Sowetan
LONGEVITY
THE HERALD
COMPUTING SA
Daily Dispatch
SA Mining
Weekend Post
HOME OWNER
Sunday World
built
BUSINESSDAY
NEWS WORTH KNOWING
TOP HUIS
Financial Mail
SUMMIT
SoccerLife

Retail

Chief Executive Officer
Fred Withers

EXCLUSIVE BOOKS
NU METRO Theatres
POPCORN
Cinema Advertising Sales

Books and Maps

Chief Executive Officer
Brian Wootton

STRUIK
MapStudio
NEW HOLLAND
AFRIKA BOOK DISTRIBUTORS
STRUIK CHRISTIAN BOOKS
Changing Lives
mapit
LOVELL JOHNS

Group structure

Vision

to be an
integrated
media and
entertainment
group that is
globally
competitive and
dominant
in the African
continent

EXPLANATORY NOTES

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by signatory(ies).

2. Shareholders who have dematerialised their shares and wish to attend the annual general meeting must contact their central securities depository participant (CSDP) or broker who will provide them with the necessary authority to attend the annual general meeting, or they may instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such shareholder and the CSDP or broker. However, those shareholders who are recorded in the sub-register in electronic format in their own name are entitled to complete the proxy form.

3. The chairperson of the meeting will be entitled to decline to accept the authority of a person signing the proxy form under a power of attorney or on behalf of a company unless that person's power of attorney is deposited at the offices of the company's registrars not less than 48 (forty eight) hours (excluding Saturdays, Sundays and public holidays) before the meeting.

4. If two or more proxies attend the meeting, then the person attending the meeting whose name appears first on the proxy form and whose name is not deleted, will be regarded as the validly appointed proxy.

5. When there are joint holders, any one holder may sign the form of proxy. In the case of joint owners, the senior owner who tenders a vote will be accepted to the exclusion of other joint holders. Seniority will be determined by the order in which names stand in the register of shareholders.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the company's registrars or waived by the chairperson of the annual general meeting.

7. The completion and lodging of this form of proxy will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

8. A company or any other body corporate wishing to vote on a show of hands should ensure that the resolution required by section 188 of the South African Companies Act, 1973 (Act 61 of 1973), as amended (the Act), to authorise a representative to vote is passed by its directors or other governing body. Resolutions authorising representatives in terms of section 188 of the Act must be received by the registrars no later than 48 (forty eight) hours (excluding Saturdays, Sundays and public holidays) prior to the time fixed for the meeting.

Form of proxy (for use by certificated shareholders only)

JOHNNIC COMMUNICATIONS LIMITED (the company)

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: JCM ISIN: ZAE000024584

For the annual general meeting on Thursday, 21 September 2006

A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on a poll and speak in his/her stead.

A proxy need not be a shareholder of the company.

I/We...(name in block letters) of (address ....

....) being a shareholder(s) of the company, and entitled to..................votes, do hereby appoint..of....................................or failing him/her, the chairperson of the meeting, as my/our proxy to represent me/us at the annual general meeting to be held at Cinema 1, Cinema Level, Village Walk, corner Rivonia Road and Maude Street, Sandown, Sandton on Thursday, 21 September 2006 at 10h00 to vote for, against or abstain from voting, as follows on:

	For	Against	Abstain
1. The adoption of the company and group annual financial statements for the year ended 31 March 2006			
2. The re-election, by separate resolution, of each of the following directors: 2.1. P C Desai			
2.2. P M Jenkins			
2.3. T A Wixley			
3. The re-appointment of the independent auditors of the company			
4. Special resolution number 1: General authority to buy back shares			
5. Ordinary resolution number 1: Approval of remuneration of non-executive directors			
6. Ordinary resolution number 2: Authority to sign all necessary documents			

Signed at..on..2006

Signature of shareholder(s)..

Assisted by (where applicable)..

Note:

1. Mark with an "X" whichever is applicable. Unless otherwise directed, the proxy will vote as he/she thinks fit.
2. If this proxy form is signed under power of attorney, such power of attorney, unless previously registered with the company, must accompany it, failing which the proxy form cannot be used at the meeting.
3. This proxy form must be signed, dated and returned so as to reach the company's registrars, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg; PO Box 61051, Marshalltown, 2107 at least 48 (forty eight) hours (excluding Saturdays, Sundays and public holidays) before the meeting.

Administration

Directorate

M E Ramano (Chairperson)
P C Desai* (Deputy group chief executive officer)
H Benatar*
C B Brayshaw
P M Jenkins
D M Mashabela
W S Moutloatse
T R A Oliphant
T A Wixley

* Executive

Company secretary and registered office

J R Matisonn
Johncom House
4 Biermann Avenue
Rosebank, 2196
Johannesburg
PO Box 1746
Saxonwold, 2132

Contact details

Telephone: +27 11 280 3000
Fax: +27 11 280 5099
Internet: http://www.johncom.co.za

American Depositary Receipt (ADR) Program

CUSIP No: 47805P102
ADR to ordinary share: 1:1

Company registration number

1889/000352/06

Legal advisors

Werksmans Inc
155 5th Street
Sandown, 2196
Sandton
Private Bag 10015
Sandton, 2146

Sponsor

Nedbank Capital
A division of Nedbank Limited
3rd Floor Block F
Corporate Place
135 Rivonia Road
Sandown, 2196
Sandton
PO Box 1144
Johannesburg, 2000

Registrars

Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Share care line

Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 62212
Marshalltown, 2107
Telephone:
National 0861 100 917
International +27 11 870 8224

Auditors

Deloitte & Touche
The Woodlands
20 Woodlands Drive
Woodmead, Sandton
Private Bag X6
Gallo Manor, 2052

Shareholders' diary

Financial year end		**31 March 2006**
Reports		
Interim results	Announced	24 November 2005
Year end results	Announced	22 June 2006
Annual report	Posted	28 August 2006
Annual general meeting		**21 September 2006**

Dates subject to alteration

6. Ordinary resolution number 2

""**Resolved that** any director of the company or the company secretary be and is hereby authorised to take all actions necessary and sign all required documents issued by the company to give effect to special resolution number 1 and ordinary resolution number 1."

Voting and proxies

A shareholder of the company entitled to attend, speak and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and on a poll to vote in his/her stead. The proxy need not be a shareholder of the company. A form of proxy is enclosed for the convenience of any certificated shareholder and own-name registered dematerialised shareholder who cannot attend the annual general meeting but who wishes to be represented thereat.

On a show of hands, every shareholder of the company present in person or represented by proxy shall have one vote only. On a poll, every shareholder of the company present in person or represented by proxy shall have one vote for every share held in the company by such shareholder.

Forms of proxy may also be obtained on request from the company's registered office. The completed forms of proxy must be deposited at, posted or faxed to the registrars at the address below, to be received by no later than 10h00 on Tuesday 19 September 2006. Any member who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the annual general meeting should the member subsequently decide to do so.

Shareholders, other than own-name registered dematerialised shareholders, who have dematerialised their shares through a central securities depository participant (CSDP) or broker, who wish to attend the annual general meeting, must request their CSDP or broker to issue them with a letter of representation.

Should shareholders who have dematerialised their shares wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between themselves and their CSDP or broker, in the manner, and within the cut-off time, as stipulated in the custody agreement.

By order of the board

J R Matisonn
Company secretary
28 August 2006

Registered office

Johncom House
4 Biermann Avenue
Rosebank, 2196
Johannesburg
PO Box 1746
Saxonwold, 2132

Registrars

Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Directors' statement regarding the utilisation of the authority sought

The board of directors of the company (the board) has no immediate intention to use this authority to purchase the ordinary shares of the company. However, the board is of the opinion that this authority should be in place should it be appropriate to undertake a share repurchase during the currency of the authority.

Other disclosure in terms of the JSE Listings Requirements

The following additional information, some of which may appear elsewhere in the annual report of which this notice forms part, is provided in terms of the JSE Listings Requirements for purposes of this general authority:

- Directors and management - inside front cover, pages 1 and 2;
- Major beneficial shareholders - page 30;
- Directors' interests in ordinary shares - page 30; and
- Share capital of the company - page 60.

Litigation statement

The directors of the company whose names appear on pages 1 and 2 of the annual report of which this notice forms part are not aware of any legal or arbitration proceedings, including proceedings which are pending or threatened, which may have or had in the recent past (being at least the previous 12 months) a material effect on the group's financial position.

Directors' responsibility statement

The directors whose names appear on pages 1 and 2 of the annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to special resolution number 1 and certify that, to the best of their knowledge and belief, there are no facts which have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the special resolution contains all information relevant to special resolution number 1.

Material changes

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries since the date of signature of the audit report and up to the date of this notice.

5. Ordinary resolution number 1

"Resolved that the remuneration of the non-executive directors with effect from 1 April 2006 will be as set out below:

Board	
Chairperson	
Annual retainer	R150 000
Attendance per meeting	R15 000
Chairperson's fees for special services	R130 000
Directors	
Annual retainer	R62 000
Attendance per meeting	R10 000
Audit committee	
Chairperson	
Annual retainer	R58 000
Attendance per meeting	R10 000
Member	
Annual retainer	R40 000
Attendance per meeting	R8 000
Remuneration committee	
Chairperson	
Annual retainer	R50 000
Attendance per meeting	R8 000
Member	
Annual retainer	R30 000
Attendance per meeting	R7 000
Investment and restructuring committee	
Chairperson	
Annual retainer	R50 000
Attendance per meeting	R8 000
Member	
Annual retainer	R30 000
Attendance per meeting	R7 000
Restructuring oversight committee	
Chairperson	
Annual retainer	R50 000
Attendance per meeting	R8 000
Member	
Annual retainer	R30 000
Attendance per meeting	R7 000"

JOHNNIC COMMUNICATIONS LIMITED

(Registration number 1889/000352/06)
(Incorporated in the Republic of South Africa)
("Johncom" or "the company")
Share code: JCM ISIN: ZAE000024584

Notice is hereby given that the annual general meeting of shareholders of the company will be held at Cinema 1, Cinema Level, Village Walk, corner Rivonia Road and Maude Street, Sandown, Sandton on Thursday, 21 September 2006 at 10h00 for the purpose of considering, and if deemed fit, passing, with or without modification, the following resolutions:

1. to receive, consider and adopt the annual financial statements of the company and the group for the year ended 31 March 2006, together with the directors' and independent auditors' reports;

2. to re-elect, by separate resolution, each of the following directors who retire by rotation in accordance with the company's articles of association:

   2.1 P C Desai
   2.2 P M Jenkins
   2.3 T A Wixley

   These retiring directors are eligible and available for re-election. Brief biographies of these directors appear on pages 1 and 2 of the annual report;

3. to re-appoint Deloitte & Touche as independent auditors of the company; and

as special business, to consider and, if deemed fit, pass, with or without modification, the following resolutions:

4. Special resolution number 1

"Resolved that the company approves, as a general approval contemplated in sections 85 and 89 of the Companies Act, 61 of 1973, as amended (the Act), the acquisition by the company (or by a subsidiary of the company) of ordinary shares issued by the company on such terms and conditions and in such amounts as the directors of the company may decide, but subject always to the provisions of the Act and the Listings Requirements of the JSE Limited (JSE), which general approval shall endure until the forthcoming annual general meeting of the company (whereupon this approval shall lapse unless it is renewed at the aforementioned annual general meeting), provided that it shall not extend beyond 15 months from the date of registration of this special resolution, subject to the following limitations:

- the repurchase of securities is implemented through the order book of the JSE trading system, without any prior understanding or arrangement between the company and the counter-party;
- the company is authorised thereto by its articles of association;
- the general repurchase by the company is limited to a maximum of 20% in aggregate of the company's issued share capital in any one financial year;
- the general repurchase by the subsidiaries of the company is limited to a maximum of 10% in aggregate of the company's issued share capital in any one financial year;
- the repurchase is not made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected;
- the repurchase does not take place during a prohibited period as defined in paragraph 3.67 of the JSE Listings Requirements;
- the company publishes an announcement after it or its subsidiaries have cumulatively acquired 3% of the number of ordinary shares in issue at the time that the shareholders' authority for the purchase is granted and for each 3% in aggregate of the initial number acquired thereafter;
- the company and the group are in a position to repay their debts in the ordinary course of business during the following year;
- the consolidated assets of the company, fairly valued in accordance with International Financial Reporting Standards, are in excess of the consolidated liabilities of the company during the following year;
- the ordinary share capital and reserves of the company and the group are adequate for the next twelve months;
- the available working capital is adequate to continue the operations of the company and the group during the following year;
- upon entering the market to proceed with the repurchase, the company's sponsor has complied with its responsibilities contained in schedule 25 of the JSE Listings Requirements;
- the company remains in compliance with paragraphs 3.37 to 3.41 of the JSE Listings Requirements concerning shareholder spread after such repurchase; and
- the company appoints only one agent to effect any repurchases on its behalf."

The reason for and effect of special resolution number 1 is to authorise the company and its subsidiaries, by way of general approval, to acquire its own issued ordinary shares, on terms and conditions and in amounts to be determined by the directors of the company, subject to certain statutory provisions, the JSE Listings Requirements and the limitations set out above.

Analysis of ordinary shareholders at 31 March 2006

Classification	Shareholding 1–10 000 Holders	Shareholding 1–10 000 Shares ('000)	Shareholding 10 001–100 000 Holders	Shareholding 10 001–100 000 Shares ('000)	Shareholding Over 100 000 Holders	Shareholding Over 100 000 Shares ('000)	Total shareholding Holders	Total shareholding %	Total shareholding Shares ('000)	Total shareholding %
Public companies	—	—	—	—	2	2 553	2	0,1	2 553	2,4
Banks	5	10	1	36	1	963	7	0,2	1 009	1,0
Pension/provident funds	54	203	107	4 475	83	30 599	244	5,7	35 277	34,0
Growth funds/unit trusts	38	131	61	2 467	59	34 908	158	3,7	37 506	36,1
Investment companies	37	45	14	470	3	2 152	54	1,3	2 667	2,6
Nominee companies/trusts	460	705	41	1 212	12	4 058	513	12,0	5 975	5,8
Insurance companies	24	57	22	817	15	10 362	61	1,4	11 236	10,8
Individuals	2 996	1 474	16	387	1	145	3 013	70,5	2 006	1,9
Private companies	75	144	15	392	—	—	90	2,1	536	0,5
Other corporate bodies	53	69	17	782	9	3 674	79	1,8	4 525	4,4
Close corporations	32	44	6	191	—	—	38	0,9	235	0,2
Medical aid schemes	4	7	8	289	—	—	12	0,3	296	0,3
Total	**3 778**	**2 889**	**308**	**11 518**	**185**	**89 414**	**4 271**	**100**	**103 821**	**100**


Public companies
Banks
Pension/provident funds
Growth funds/unit trusts
Investment companies
Nominee companies/trusts
Insurance companies
Individuals
Private companies
Other corporate bodies
Close corporations
Medical aid schemes
Total shareholding (Holders)
%
0,1
0,2
5,7
3,7
1,3
12,0
1,4
70,5
2,1
1,8
0,9
0,3
Total shareholding (Shares)
%
2,4
1,0
34,0
36,1
2,6
5,8
10,8
1,9
0,5
4,4
0,2
0,3

Classification	Holders	%	Shares ('000)	%
Resident	3 740	87,6	98 519	94,9
Non-resident	531	12,4	5 302	5,1
Total	**4 271**	**100**	**103 821**	**100**

Stock exchange performance	**2006**	2005	2004	2003	2002
Closing price (cents per share)	**6 099**	3 730	2 062	1 378	1 250
Total number of shares traded ('000)	**28 557**	5 105	4 631	12 531	44 762
Total value of shares traded (R'000)	**1 339 301**	152 140	77 176	169 827	1 442 808
Number of shares traded as a % of weighted average shares in issue	**27,45**	4,90	4,44	12,03	42,96
Number of transactions	**6 841**	1 103	452	807	4 601
Highest price (cents per share)	**6 350**	4 043	2 700	1 651	12 800
Lowest price (cents per share)	**3 500**	2 066	1 375	1 190	1 140
Average media index	**24 465**	14 153	8 225	5 449	5 631
Free float (%)	**79**	72	32	32	32

Annexure 4

Johnnic Communications Limited share incentive scheme	Directors	Employees	2006 Total	Directors	Employees	2005 Total
Share options outstanding at 1 April	929 950	4 435 500	**5 365 450**	905 130	3 769 020	4 674 150
Re-allocation on appointment of director	44 140	(44 140)	**—**			
Allocated	169 820	1 353 440	**1 523 260**	341 180	1 350 040	1 691 220
Lapsed	—	(239 018)	**(239 018)**	—	(325 850)	(325 850)
Relinquished*	(298 506)	(617 062)	**(915 568)**	(316 360)	(357 710)	(674 070)
Share options outstanding at 31 March	**845 404**	**4 888 720**	**5 734 124**	929 950	4 435 500	5 365 450

* Relates to options relinquished in favour of a cash bonus.

Reconciliation of share options		Allocation price R	31 March 2006 Number	31 March 2005 Number
Grant date	**Expiry date**			
3 January 2000	2 January 2010	135,00	**42 000**	81 500
1 August 2000	31 July 2010	148,00	**—**	5 000
1 April 2001	31 March 2011	90,00	**13 140**	19 660
1 May 2002	30 April 2012	11,90	**1 202 160**	1 752 000
1 July 2003	30 June 2013	14,69	**1 543 754**	1 947 080
1 July 2004	30 June 2014	24,00	**1 439 390**	1 560 210
1 July 2005	30 June 2015	37,00	**1 493 680**	
			5 734 124	5 365 450

The options granted on 3 January 2000 vested as follows:

25% - 1 year after allocation
a further 25% - 2 years after allocation
a further 25% - 3 years after allocation
the final 25% - 4 years after allocation.

All other options granted vest as follows:

20% – 2 years after allocation
a further 20% – 3 years after allocation
a further 20% – 4 years after allocation
the final 40% – 5 years after allocation.

All options expire 10 years after grant date.

Annexure 3

	CTP* Rm	Other Rm	**Total 2006 Rm**	Total 2005 Rm
BALANCE SHEET				
ASSETS AND LIABILITIES				
Tangible and intangible assets	535	31	**566**	439
Investments and long-term receivables	84	3	**87**	63
Current assets	735	68	**803**	783
Total assets	1 354	102	**1 456**	1 285
Long-term borrowings	—	48	**48**	52
Deferred taxation liabilities	57	—	**57**	40
Current liabilities	295	43	**338**	293
Total liabilities	352	91	**443**	385
Attributable net asset value	1 002	11	**1 013**	900
Indebtedness	—	51	**51**	49
Other	(31)	1	**(30)**	1
Book value	971	63	**1 034**	950
INCOME STATEMENT				
Revenue	1 236	202	**1 438**	1 254
Profit before taxation	249	9	**258**	195
Taxation	(72)	(2)	**(74)**	(68)
Profit for the year	177	7	**184**	127
Attributable to:				
Ordinary shareholders	175	7	**182**	125
Minority interest	2	—	**2**	2
	177	7	**184**	127

* Caxton and CTP Publishers and Printers Limited, as at 31 December.

Effective interest		Cost less amount written off		Loans		Share of post-acquisition reserves		Total	
2006 %	2005 %	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm
37,4	36,1	**80**	80	**—**	—	**401**	386	**481**	466
50,0	50,0	**3**	3	**—**	—	**352**	304	**355**	307
30,0	30,0	**—**	—	**—**	—	**1**	1	**1**	1
50,0	50,0	**1**	1	**2**	2	**1**	1	**4**	4
28,6	28,6	**—**	—	**—**	—	**—**	—	**—**	—
47,2	47,2	**5**	5	**—**	—	**130**	112	**135**	117
40,0	40,0	**—**	—	**2**	2	**—**	—	**2**	2
25,0	25,0	**—**	—	**—**	—	**6**	5	**6**	5
35,0	35,0	**—**	—	**24**	24	**—**	—	**24**	24
50,0	50,0	**—**	—	**3**	4	**3**	1	**6**	5
30,0	30,0	**1**	1	**—**	—	**—**	—	**1**	1
various	various	**—**	—	**20**	17	**(1)**	1	**19**	18
		10	10	**51**	49	**492**	425	**553**	484
		90	90	**51**	49	**893**	811	**1 034**	950

as at 31 March 2006

Annexure 2

Associate	Principal activity	Country of incorporation	Financial year end
Listed			
Caxton and CTP Publishers and Printers Ltd	Printing, publishing and packaging	South Africa	June
Unlisted			
Afmed (Pty) Ltd	Investment holding	South Africa	June
Allied Media Distributors (Pty) Ltd	Distribution of publications	South Africa	December
Allied Publishing Ltd	Distribution of publications	South Africa	December
Banner News Agency (Pty) Ltd	Property investment holding	South Africa	December
Caxton Ltd	Printing, publishing and packaging	South Africa	June
Exclusive Books Airport (Pty) Ltd	Book retail	South Africa	March
Random House (Pty) Ltd	Book publishing	South Africa	December
The Newspaper Printing Company	Printing	South Africa	December
Three Groups Cinemas (Pty) Ltd	Cinemas	South Africa	March
Trade Mark Television Productions (Pty) Ltd	Entertainment	South Africa	February
Various professional sports teams	Sports	South Africa	various
Total carrying amount of interests in associates			

Interests in directly held subsidiaries

as at 31 March 2006

Annexure I

Subsidiary	Principal activity	Country of incorporation	Issued ordinary share capital Rm	Interest in issued ordinary share capital 2006 %	Interest in issued ordinary share capital 2005 %	Carrying amount of interest: Shares 2006 Rm	Carrying amount of interest: Shares 2005 Rm	Carrying amount of interest: Loans 2006 Rm	Carrying amount of interest: Loans 2005 Rm
Unlisted									
Johncom Media Investments Ltd	Newspaper, magazine and digital publishing and distribution	South Africa	*	**100,0**	100,0	*	*	**188**	238
Gallo Africa Ltd	Music content production and distribution	South Africa	13	**100,0**	100,0	*	*	**128**	186
Johnnic Book Retail Ltd	Book retail and cinemas	South Africa	*	**100,0**	100,0	**133**	133	**—**	(5)
Johnnic Entertainment Holdings Ltd	Investment holding	South Africa	4	**100,0**	100,0	**113**	113	**(1)**	(1)
New Holland Publishing (Pty) Ltd	Books and maps publishing and distribution	South Africa	*	**100,0**	100,0	**70**	70	**10**	15
Johnnic Communications Africa (Pty) Ltd	Media and entertainment	South Africa	*	**100,0**	100,0	*	*	**—**	—
Johnnic Communications Management Services (Pty) Ltd	Management services	South Africa	*	**100,0**	100,0	*	*	**36**	71
Advowson Investments (Pty) Ltd	Investment holding	South Africa	*	**100,0**	100,0	**2**	2	**152**	152
Johnnic Group Services (Pty) Ltd	Management services	South Africa	*	**100,0**	100,0	**—**	—	**—**	—
						318	318	**513**	656

* Less than R1 million.

44. RESTATEMENT *(continued)*

Balance sheets

GROUP	Previously reported Rm	Share-based payments Rm	Adjustments to provisions Rm	Depreciation and amortisation Rm	Reversal of amortisation Rm	Other Rm	Restated Rm
Property, plant and equipment	318	—	—	39	—	—	357
Goodwill	263	—	—	—	—	1	264
Other intangible assets	103	—	—	—	3	—	106
Interests in associates	947	—	—	—	—	3	950
Deferred taxation assets	132	22	(1)	(9)	—	—	144
Inventories	549	—	(2)	—	—	—	547
Trade and other receivables	890	—	5	—	—	(8)	887
Long-term borrowings	32	—	—	—	—	(17)	15
Operating leases equalisation liabilities	112	—	—	—	—	1	113
Share-based payments liabilities	—	59	—	—	—	—	59
Deferred taxation liabilities	52	—	—	5	—	6	63
Trade and other payables	1 185	17	(2)	—	—	65	1 265
Provisions	103	—	—	—	—	(71)	32
Bank overdrafts and other short-term borrowings	167	—	—	—	—	17	184

COMPANY As at 31 March 2004 Rm	COMPANY 12 months ended 31 March 2005 Rm		GROUP As at 31 March 2004 Rm	GROUP 12 months ended 31 March 2005 Rm
		44. RESTATEMENT		
		Income statements		
	(177)	**Profit (loss) for the year previously reported**		**466**
—	**(57)**	**IFRS restatements**	**—**	**(78)**
—	—	Share-based payments	(30)	(24)
—	—	Adjustments to provisions	1	4
—	—	Depreciation and amortisation	29	(4)
—	(57)	Redesignation of financial instrument	—	(57)
		Adjustment in respect of associate	—	3
—	**—**	**Other restatements**	**(2)**	**(4)**
—	—	Reversal of amortisation of intangible assets with indefinite useful lives	—	3
—	—	Operating leases accounted for on straight-line basis	1	(1)
—	—	Revenue recognition adjustments	(3)	—
—	—	Adjustment in respect of taxation	—	(6)
	(234)	**Profit (loss) for the year restated**		**384**
				Cents
		Basic earnings per ordinary share previously reported		**443**
		IFRS restatements		(75)
		Other restatements		(4)
		Basic earnings per ordinary share restated		**364**
1 416	**1 140**	**Total equity previously reported**	**1 654**	**2 019**
—	(57)		(2)	(84)
—	(57)	IFRS restatements	—	(78)
—	—	Other restatements	(2)	(6)
1 416	1 083		1 652	1 935
		Add back: items which do not impact total equity		
—	57	Redesignation of financial instrument	—	57
1 416	**1 140**	**Total equity restated**	**1 652**	**1 992**

With the balance on the foreign currency translation reserve at 31 March 2004 (the date of transition to IFRS) being deemed to be zero (as detailed in note 1), R22 million was charged to accumulated profits at that date.

COMPANY			GROUP	
2005 Rm	**2006 Rm**		**2006 Rm**	2005 Rm
		42. JOINT VENTURES		
%	%		%	%
38,6	**38,6**	Electronic Media Network Limited	**38,6**	38,6
38,6	**38,6**	SuperSport International Holdings Limited	**38,6**	38,6
		I-Net Bridge (Proprietary) Limited	**83,3**	83,3
		BDFM Publishers (Proprietary) Limited	**50,0**	50,0
		African Business Channel (Proprietary) Limited	**50,0**	50,0
		Northern Titles (Proprietary) Limited	**50,0**	50,0
		Nu Metro (Village Market) (Proprietary) Limited	**50,0**	50,0
		MTN Network Solutions (Proprietary) Limited	**—**	40,0
		The following amounts are included in the group's financial statements as a result of proportionate consolidation of the joint ventures:		
			Rm	Rm
		Revenue	**1 467**	1 285
		Other expenses	**(249)**	(283)
		Non-current assets	**206**	184
		Current assets	**598**	688
		Non-current liabilities	**(139)**	(209)
		Current liabilities	**(565)**	(599)
		Contingent liabilities and commitments	**597**	686
		Capital expenditure commitments	**43**	—
		43. SHARE-BASED PAYMENTS		
		The group's share-based payments schemes are cash-settled schemes. The fair values of the options granted under the schemes are actuarially determined using bi-nomial pricing models.		
—	**—**	During the year, the following was charged to the income statement	**136**	75
—	**—**	Share-based payments liabilities	**192**	89
—	**—**	Non-current	**122**	59
—	**—**	Current	**70**	30
—	**—**	Total intrinsic value of liabilities in respect of vested options	**31**	21

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		41. RELATED PARTY TRANSACTIONS		
		Directors' remuneration		
		Non-executive directors		
1	**2**	Fees for services as directors		
26	**25**	**Executive directors**		
5	**5**	Salaries		
18	**17**	Bonuses and performance-related payments		
3	**3**	Other benefits and payments		
27	**27**	Total directors' remuneration		
(26)	**(25)**	Paid by subsidiaries		
1	**2**			

The remuneration of executive directors is determined by the remuneration committee having regard to comparable market information. In the case of non-executive directors, retainers and fees are approved by the shareholders. Further information regarding the remuneration of individual directors is set out in the remuneration report on pages 32 to 36.

Other related party transactions

Transactions between the company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Transactions between the group and its associates and joint ventures were concluded at arm's length and include the following:

	GROUP 2006 Rm	GROUP 2005 Rm
Goods sold and services rendered		
• Electronic Media Network Limited	**5**	8
• Caxton and CTP Publishers and Printers Group	**5**	3
	10	11
Goods purchased and services received		
• Caxton and CTP Publishers and Printers Group	**153**	139

Year-end balances arising from goods sold/purchased and services rendered/received:

	GROUP 2006 Rm	GROUP 2005 Rm
Receivables		
• Electronic Media Network Limited	**4**	5
• Caxton and CTP Publishers and Printers Group	**1**	1
	5	6
Payables		
• Caxton and CTP Publishers and Printers Group	**10**	8

The company, in the normal course of business, entered into various transactions with Johnnic Holdings Limited, its holding company until 24 March 2005. These transactions were concluded at arm's length and included a trademark fee of R1 million for 2005.

40. RETIREMENT BENEFIT PLANS *(continued)*

Defined benefit plan

It is the policy of the group to ensure that the Johnnic Entertainment Limited Pension Fund is adequately funded to provide for the pension liabilities of members of the fund. The current service cost is charged to the income statement in the year in which the related services are rendered by the in-service members. Actuarial valuations are carried out at three-yearly intervals by independent actuaries using the projected unit credit method. The effects of differences between assumptions and actual experience, changes in actuarial assumptions, and amendments to plans are spread over the estimated average remaining working lives of employees. The statutory actuarial valuation prepared as at 31 December 2001, concluded that the fund was in a sound financial condition at that date. The draft statutory actuarial valuation as at 31 December 2004 also concludes that the fund was in a sound financial condition at that date.

The principal actuarial assumptions used in the valuations are:

	2004	2001
Discount rate	4,0% p.a.	6,6% p.a.
Expected return on plan assets	7,9% p.a.	11,7% p.a.
Future salary increase	5,0% p.a.	7,6% p.a.
Future pension increase	1,8% p.a.	6,0% p.a.

The membership of the fund was constituted as follows:

	2004	2001
In-service members	20	26
Pensioner members	476	555

The financial condition of the fund was as follows:

	Rm	Rm
Fair value of plan assets	132	125
Fair value of plan liabilities	(132)	(86)
Fair value of plan surplus	—	39

The 2004 draft valuation takes into account the surplus apportionment scheme approved by the plan's trustees. An employer's surplus account of R13 million is included in the fair value of plan liabilities.

Amounts recognised in income are as follows (note 4):

	GROUP	
	2006	2005
	Rm	Rm
Current service cost	**1**	1

40. RETIREMENT BENEFIT PLANS

The group has retirement benefit plans covering substantially all employees. Eligible employees are members of either defined contribution or defined benefit plans administered by the group, or are members of funds associated with industry or employee organisations.

The South African retirement benefit plans are governed by the Pension Funds Act, 1956. The assets of the plans are held separately from those of the group, in funds under the control of trustees. The cost charged to income represents contributions payable to the plans by the group at rates specified in the rules of each plan (note 4).

Defined contribution plans

The defined contribution plans are designed to provide a lump sum on retirement or a combination of a lump sum and a pension. The benefits are dependent on the investment performance of the plans. Both employees and group companies contribute to the plans on a fixed contribution basis. Apart from contributions paid the group has no further obligations in respect of these plans.

The Johnnic Communications Limited Pension Fund, although it is principally a defined contribution plan, includes an element of defined benefits. Details relating to the fund's defined benefit membership are presented below:

The principal actuarial assumptions used in the valuations are:

	2004	2001
Discount rate	5,0% p.a.	10,5% p.a.
Expected return on plan assets	9,7% p.a.	14,0% p.a.
Future salary increase	6,5% p.a.	10,5% p.a.
Future pension increase	4,5% p.a.	10,5% p.a.

The membership of the fund was constituted as follows:

	2004	2001
In-service members	37	49

The financial condition of the fund was as follows:

	Rm	Rm
Fair value of plan assets	16	14
Fair value of plan liabilities	(16)	(14)
Fair value of plan surplus	—	—

Amounts recognised in income are as follows:

	GROUP	
	2006	2005
	Rm	Rm
Current service cost	**1**	—

COMPANY 2005 Rm	COMPANY **2006 Rm**		GROUP **2006 Rm**	GROUP 2005 Rm
		35. ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		
		Additions		
—	—	– to maintain operations	**73**	56
—	—	– to expand operations	**45**	70
—	—	Total additions (note 14)	**118**	126
		36. CASH AND CASH EQUIVALENTS		
—	**383**	Bank balances, deposits and cash	**653**	454
(11)	—	Bank overdrafts (note 25)	**(31)**	(119)
(11)	**383**		**622**	335

Bank balances, deposits and cash have original maturities of three months or less. The carrying amounts of these assets approximate their fair values.

COMPANY 2005 Rm	COMPANY **2006 Rm**		GROUP **2006 Rm**	GROUP 2005 Rm
		Bank overdrafts are comprised as follows:		
11	—	South African rand	**24**	115
—	—	Foreign currencies	**7**	4
11	—		**31**	119
		37. CONTINGENT LIABILITIES AND COMMITMENTS		
—	—	Guarantees in respect of subsidiaries and associates	**1**	1
—	—	Claims which may result from pending litigation	**4**	14
—	—	Licence fee dispute with the South African Revenue Service	**12**	11
—	—	Unconditional programme and film rights purchase obligations	**585**	675
—	—		**602**	701
		38. CAPITAL EXPENDITURE COMMITMENTS		
—	—	Contracted but not provided for	**12**	3
—	—	Authorised but not yet contracted for	**53**	6
—	—		**65**	9

The capital expenditure will be financed from existing cash resources.

COMPANY 2005 Rm	COMPANY **2006 Rm**		GROUP **2006 Rm**	GROUP 2005 Rm
		39. LEASE COMMITMENTS		
		At the balance sheet date, the group had outstanding commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:		
—	—	Within one year	**110**	114
—	—	In the second to fifth years inclusive	**419**	429
—	—	After five years	**154**	239
—	—		**683**	782

Lease payments recognised in income are reflected in note 4.

	GROUP 2006 Rm	GROUP 2005 Rm
34. ACQUISITION AND DISPOSAL OF SUBSIDIARIES ***(continued)***		
Disposal of subsidiaries		
During the year, the group disposed of the following subsidiary:		
• Leadtrain (Proprietary) Limited on 31 March 2006		
Net assets disposed		
Property, plant and equipment	—	(1)
Other non-current assets	—	(4)
Net current liabilities (assets)	**(1)**	1
Bank balances, deposits and cash	—	(1)
Total net assets disposed	**(1)**	(5)
Profit (loss) on disposal	**1**	(3)
Total consideration	**—**	(8)
Satisfied by:		
Cash	—	8
Net cash inflow arising on disposals		
Cash consideration received	—	8
Net bank balances, deposits and cash disposed	—	(1)
	—	7

34. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

Acquisition of subsidiaries

During the year, the group acquired the following subsidiary:

- Warwick Sport and Media (Proprietary) Limited on 1 April 2005

	GROUP	
	2006 Rm	2005 Rm
Net assets acquired		
Property, plant and equipment	**—**	22
Intangible assets	**—**	14
Other non-current assets	**—**	12
Bank balances, deposits and cash	**3**	27
Long-term borrowings	**—**	(13)
Net current (liabilities) assets	**(3)**	8
Total net assets acquired	**—**	70
Minority interests	**—**	(7)
Goodwill	**5**	32
Total consideration	**5**	95
Settled by:		
Cash	**(5)**	(95)
Net cash outflow arising on acquisitions		
Cash consideration paid	**(5)**	(95)
Net bank balances, deposits and cash acquired	**3**	27
	(2)	(68)

for the year ended 31 March 2006

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		33. ACQUISITIONS AND DISPOSALS OF INTERESTS IN JOINT VENTURES, ASSOCIATES AND OTHER INVESTMENTS		
		Joint ventures		
		Disposal of interest in joint ventures		
		Net assets disposed		
		Property, plant and equipment	**(7)**	—
		Goodwill	**(6)**	—
		Other intangible assets	**(8)**	—
		Other non-current assets	**(6)**	—
		Long-term borrowings	**1**	—
		Net current liabilities	**4**	—
		Bank balances, deposits and cash	**(4)**	—
—	**—**	Total net assets disposed	**(26)**	—
—	**—**	Profit on disposal	**(13)**	—
—	**—**	**Total consideration**	**(39)**	—
		Settled by:		
—	**—**	Cash	**39**	—
		Net cash inflow arising on disposals		
—	**—**	Cash consideration received	**39**	—
—	**—**	Net bank balances, deposits and cash disposed	**(4)**	—
—	**—**		**35**	—
		Acquisition of interest in joint ventures		
287	**—**	Investment in joint ventures		
		Net assets acquired		
		Property, plant and equipment	**—**	49
		Goodwill	**—**	160
		Other intangible assets	**—**	65
		Brands	**—**	61
		Other non-current assets	**—**	97
		Long-term borrowings	**—**	(15)
		Net current liabilities	**—**	(192)
		Bank balances, deposits and cash	**—**	62
287	**—**	**Total consideration**	**—**	287
		Settled by:		
(287)	**—**	Cash	**—**	(287)
		Net cash outflow arising on acquisitions		
—	**—**	Cash consideration paid	**—**	(287)
—	**—**	Net bank balances, deposits and cash acquired	**—**	62
(287)	**—**		**—**	(225)
—	**—**	**Associated companies**	**2**	2
—	**—**	Proceeds on disposal	**—**	2
—	**—**	Net decrease in loans	**2**	—
73	**—**	**Other investments**	**32**	67
—	**—**	Purchase price	**—**	(6)
73	**—**	Proceeds on disposal	**32**	73
—	**—**	**Acquisition of minority interests**	**(9)**	—
(214)	**—**		**60**	(156)

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		31. RECONCILIATION OF PROFIT (LOSS) BEFORE TAXATION TO NET CASH GENERATED BY (USED IN) OPERATIONS		
(234)	**616**	Profit (loss) before taxation	**703**	509
		Adjustments for:		
		Share of profits of associates	**(184)**	(127)
7	**2**	Finance costs	**25**	37
(254)	**(194)**	Finance income allocated to:	**(52)**	(30)
(2)	**(10)**	– operating activities	**(50)**	(28)
(252)	**(184)**	– investing activities	**(2)**	(2)
—	**—**	Depreciation	**83**	85
—	**—**	Amortisation	**20**	15
		Goodwill impairment	**2**	4
—	**—**	Increase (decrease) in post-retirement benefits liabilities	**11**	(2)
478	**(430)**	Non-cash portion of exceptional items	**(49)**	(29)
—	**—**	(Profit) loss on disposal of property, plant and equipment	**—**	(1)
—	**—**	Impairment charge	**3**	—
—	**2**	Odd-lot offer expenses	**2**	—
—	**—**	Other non-cash items	**51**	40
(3)	**(4)**	Operating cash flows before movements in working capital	**615**	501
1	**(2)**	Movements in working capital	**(82)**	(75)
—	**—**	Decrease in inventories	**39**	35
—	**(1)**	(Increase) decrease in trade and other receivables	**(110)**	6
1	**(1)**	(Decrease) increase in trade and other payables	**(11)**	(116)
(2)	**(6)**	**Net cash generated by (used in) operations**	**533**	426
		32. INCOME FROM INVESTMENTS		
		Cash dividends received from:		
—	**17**	Subsidiaries		
31	**99**	Joint ventures		
58	**66**	Associates	**68**	60
2	**2**	Investments	**2**	—
91	**184**		**70**	60

30. FINANCIAL INSTRUMENTS *(continued)*

30.2 Interest rate risk

The group is exposed to interest rate risk where it is in an interest-bearing borrowed position.

30.3 Concentration of credit risk

The group's credit risk is primarily attributable to its trade and other receivables and its bank balances, deposits and cash. The group has no significant concentration of credit risk as its exposure is spread over a large number of customers. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by management based on prior experience and the current economic environment.

30.4 Fair value of financial instruments

GROUP	**2006 Rm**	2005 Rm
Cash and cash equivalents (note 36)	**622**	335
Embedded derivatives	**21**	20
Trade and other receivables	**991**	887
Long-term receivables	**23**	24
Trade and other payables and short-term borrowings	**(1 408)**	(1 363)

Financial instruments are carried at fair value.

30.5 Exchange rates to South African rand

Year-end closing rates	**2006**	2005
US dollar	**6,13**	6,24
British pound	**10,64**	11,79
Euro	**7,46**	8,09
Australian dollar	**4,41**	4,83
New Zealand dollar	**3,77**	4,45
Botswana pula	**1,14**	1,36
Kenyan shilling	**0,09**	0,08
Nigerian naira	**0,05**	0,05
Ghanaian cedi (per 100)	**0,07**	0,07

30. FINANCIAL INSTRUMENTS *(continued)*

30.1 Foreign currency exposure *(continued)*

Included in the group balance sheet are the following amounts denominated in currencies other than the functional currency of the relevant entities:

GROUP	**2006 Rm South Africa**	**Rest of Africa**	**Other overseas operations**	2005 Rm South Africa	Rest of Africa	Other overseas operations
Assets						
Non-current assets						
British pound	**—**	**—**	**24**	—	—	26
Australian dollar	**—**	**—**	**14**	—	—	13
New Zealand dollar	**—**	**—**	**5**	—	—	7
Botswana pula	**—**	**5**	**—**	—	4	—
Kenyan shilling	**—**	**20**	**—**	—	5	—
Nigerian naira	**—**	**89**	**—**	—	19	—
Current assets						
US dollar	**3**	**—**	**—**	3	—	—
British pound	**—**	**—**	**46**	—	—	52
Australian dollar	**—**	**—**	**11**	—	—	12
New Zealand dollar	**—**	**—**	**2**	—	—	2
Kenyan shilling	**—**	**3**	**—**	—	2	—
Nigerian naira	**—**	**20**	**—**	—	3	—
	3	**137**	**102**	3	33	112
Liabilities						
Non-current liabilities						
US dollar	**7**	**—**	**—**	—	—	—
British pound	**—**	**—**	**1**	—	—	1
Kenyan shilling	**—**	**3**	**—**	—	1	—
Nigerian naira	**—**	**37**	**—**	—	14	—
Current liabilities						
US dollar	**2**	**—**	**—**	8	—	—
British pound	**1**	**—**	**106**	—	—	108
Australian dollar	**—**	**—**	**9**	—	—	10
New Zealand dollar	**—**	**—**	**2**	—	—	2
Botswana pula	**—**	**1**	**—**	—	1	—
Kenyan shilling	**—**	**8**	**—**	—	4	—
Nigerian naira	**—**	**15**	**—**	—	3	—
Ghanaian cedi	**—**	**—**	**—**	—	1	—
	10	**64**	**118**	8	24	121

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		28. TRADE AND OTHER PAYABLES		
—	—	Trade payables	**285**	292
1	—	Sundry payables	**300**	295
—	—	Accrued expenses and other payables	**345**	256
—	—	Forward exchange contract liabilities	**242**	389
—	—	Current portion of share-based payments liabilities	**70**	30
—	—	Current portion of operating leases equalisation liabilities	**6**	3
1	—		**1 248**	1 265

29. PROVISIONS

GROUP	Balance at 31 March 2005 Rm	Provided during the year Rm	Utilised during the year Rm	Balance at 31 March 2006 Rm
Overage	—	12	(11)	**1**
Turnover rent	7	3	(2)	**8**
Onerous leases	25	—	(12)	**13**
	32	**15**	**(25)**	**22**

- Overage

  The provision represents royalties which are payable by Nu Metro Distribution to the studio houses. The provision is based on royalty percentages, and the amount finally paid is dependent on the performance of the film.

- Turnover rent

  The provision is in respect of certain Exclusive Books stores, and represents the excess of "turnover rent" over "base rent" which is payable to landlords.

- Onerous leases

  The provision arises in Nu Metro Theatres, and is in respect of sub-economic leases. The provision is calculated based on discounted future rental costs.

30. FINANCIAL INSTRUMENTS

30.1 Foreign currency exposure

The group operates in the global business environment and therefore enters into transactions in currencies in addition to functional currencies. Exposure to the risk of fluctuating exchange rates is reduced by the use of forward exchange contracts. The group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the group had contracted to pay the following amounts under forward exchange contracts:

	Foreign amounts		Rand contract amounts		Rand fair value amounts	
GROUP	**2006 m**	2005 m	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm
US dollar	**33**	51	**224**	439	**207**	324
British pound	**2**	3	**19**	35	**19**	36
Euro	**1**	2	**7**	19	**7**	19
Hong Kong dollar	**2**	1	**2**	1	**2**	1
Singapore dollar	**2**	2	**6**	8	**6**	8
Canadian dollar	**—**	—	**1**	1	**1**	1
			259	503	**242**	389

27. DEFERRED TAXATION

GROUP	Balance at 31 March 2005 Rm	Re-classification Rm	IFRS adjustments Rm	Balance at 31 March 2005 adjusted Rm	Credit (charge) to income Rm	Credit (charge) to equity Rm	Disposal of subsidiaries Rm	Balance at 31 March 2006 Rm
Tax effect of:								
Excess tax allowances over depreciation charge	(8)	(3)	(3)	(14)	7	—	—	**(7)**
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	4	—	—	4	—	—	—	**4**
Assessable losses	26	3	—	29	(20)	—	—	**9**
Working capital allowances	(16)	14	—	(2)	1	—	—	**(1)**
Post-retirement benefits liabilities	36	—	(8)	28	—	1	—	**29**
Temporary differences	53	(34)	15	34	45	3	(1)	**81**
Programme and film rights	(33)	20	—	(13)	6	—	—	**(7)**
Revaluation of investments	(2)	—	(2)	(4)	(4)	(2)	—	**(10)**
Publishing titles' excess amortisation over tax allowances	1	—	—	1	(1)	—	—	**—**
Embedded derivatives	(14)	—	(1)	(15)	5	1	—	**(9)**
Operating leases equalisation liabilities	33	—	—	33	—	—	—	**33**
	80	**—**	**1**	**81**	**39**	**3**	**(1)**	**122**
Reconciled as follows:								
Deferred taxation assets	132			144				**147**
Deferred taxation liabilities	(52)			(63)				**(25)**

COMPANY								
Tax effect of:								
Capital gains tax on fair value of listed equities through profit or loss	—	—	—	—	(3)	—	—	**(3)**
Reconciled as follows:								
Deferred taxation liabilities	—			—				**(3)**

• At the balance sheet date, the company had secondary tax on companies credits amounting to R390 million (2005: R302 million)

26. POST-RETIREMENT BENEFITS LIABILITIES

Certain group companies have unfunded obligations to provide post-retirement medical aid benefits to certain of their pensioners and employees on their retirement. An obligation in respect of post-retirement medical aid benefits no longer forms part of the conditions of employment for new employees. The quantum of the post-retirement medical aid obligation is determined by independent actuaries.

	2006	2005
Principal actuarial assumptions		
Discount rate	**8,0% p.a.**	8,3% p.a.
Healthcare cost inflation rate	**6,5% p.a.**	6,5% p.a.
Number of members		
In-service	**683**	746
Pensioners	**445**	454

GROUP	**2006 Rm**	2005 Rm
Post-retirement benefits liabilities at 1 April	**123**	121
Transfer in on acquisition of subsidiary	**—**	8
Current service costs	**4**	4
Interest costs	**10**	12
Expected employer benefit repayments	**(6)**	(6)
	131	139
Actuarial loss (gain)	**3**	(10)
Past service cost	**—**	(6)
Post-retirement benefits liabilities at 31 March	**134**	123

The present value of the unfunded obligation is fully provided.

COMPANY 2005 Rm	COMPANY **2006 Rm**		GROUP **2006 Rm**	GROUP 2005 Rm
		25. BORROWINGS *(continued)*		
		Secured		
—	—	• Finance leases Interests rates vary between 7,9% and 19,0% p.a. Amounts are repayable within three to five years, with the leases secured by the underlying assets.	**27**	10
—	—	• Wesbank The loans bear interest at prime minus 1,5% p.a. are secured by the underlying assets and are repayable in equal monthly instalments over 60 months.	**—**	19
—	—	• Tsogo Sun The loan is interest-free with no fixed repayment date.	**4**	10
—	—	**Total secured borrowings**	**31**	39
47	**27**	**Total borrowings**	**123**	199
		The maturities of the above borrowings are as follows:		
47	**27**	Within one year	**104**	184
—	—	In the second to fifth years inclusive	**19**	11
—	—	After five years	**—**	4
47	**27**	**Total borrowings**	**123**	199
(47)	**(27)**	Amount due within one year shown under current liabilities	**(104)**	(184)
—	—	**Total long-term borrowings**	**19**	15
		Assets encumbered		
		Property, plant and equipment (note 14)	**44**	40

- The group's bank overdrafts and call borrowings are denominated in the currencies of the countries of the group's operations and carry interest at floating market rates.
- The group's management consider that the carrying amounts of bank borrowings reasonably approximate their fair value, as they are transacted at current market rates.
- In terms of the articles of association, the company's borrowing powers are unrestricted.

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		23. SHARE CAPITAL AND PREMIUM		
		Authorised share capital		
12	**12**	120 000 000 (2005: 120 000 000) ordinary shares of 10 cents each	**12**	12
		Issued and fully paid-up share capital		
10	**10**	103 821 159 (2005: 104 189 314) ordinary shares of 10 cents each	**10**	10
814	**796**	**Share premium**	**796**	814
824	**806**		**806**	824
		24. OTHER RESERVES		
		Non-distributable reserves		
		Post-acquisition portion of reserves of subsidiaries and joint ventures not available for distribution	**16**	4
—	**—**	Foreign currency translation reserve	**1**	4
—	**—**		**17**	8
		25. BORROWINGS		
		Unsecured		
11	**—**	• Bank overdrafts	**31**	119
—	**—**	• Interest-free liabilities repayable in annual instalments of R100 000 with the last instalment due in April 2009.	**—**	1
—	**—**	• RTG (Proprietary) Limited The loan bears interest at prime and has no fixed terms of repayment.	**—**	3
—	**—**	• Johncom West Africa outside shareholders The loans bear interest at 15% and have no fixed terms of repayment.	**30**	14
—	**—**	• Various borrowings The loans are interest-free and have no fixed terms of repayment.	**17**	5
36	**27**	• Loan from BDFM Publishers (Proprietary) Limited The loans bears interest at a rate floating between 5,5% and 6,5% and has no fixed terms of repayment.	**14**	18
47	**27**	**Total unsecured borrowings**	**92**	160

COMPANY 2005 Rm	COMPANY **2006 Rm**		GROUP **2006 Rm**	GROUP 2005 Rm
		19. INVESTMENTS		
		Non-current investments		
—	—	Unlisted investments at cost less amount written off	**1**	2
—	—	Directors' valuation of investments	**1**	2
		20. INVENTORIES		
—	—	Merchandise	**252**	223
—	—	Work in progress	**7**	1
—	—	Raw materials	**17**	16
—	—	Consumable stores and maintenance spares	**6**	4
—	—	Programme and film rights and sports events rights	**226**	303
—	—		**508**	547
—	—	Inventories write-offs expensed	**12**	12
—	—	Inventories recognised as an expense in cost of sales	**1 331**	1 145
		21. TRADE AND OTHER RECEIVABLES		
—	—	Trade receivables	**703**	589
—	—	Gross	**726**	627
—	—	Provision for doubtful debts	**(23)**	(38)
—	**1**	Sundry receivables	**240**	248
—	—	Prepayments	**48**	50
—	**1**		**991**	887
		The directors consider that the carrying amount of trade and other receivables approximates their fair value.		
		22. LISTED EQUITIES		
48	**67**	MTN Group Limited	**67**	48
—	—	Naspers Limited	**42**	57
48	**67**		**109**	105
		The fair values of these listed equities are based on quoted market prices at the balance sheet date, and are classified as financial assets at fair value through profit or loss.		

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		17. INTERESTS IN SUBSIDIARIES AND JOINT VENTURES		
		Subsidiaries		
318	**318**	Unlisted shares at cost less amount written off		
285	**453**	Net amount owing by subsidiaries		
(161)	**(90)**	Amount owing to subsidiaries		
446	**543**	Amount owing by subsidiaries		
603	**771**			
449	**393**	**Joint ventures**		
330	**310**	Unlisted shares at cost		
119	**83**	Amount owing by joint ventures		
1 052	**1 164**	**Total interests in subsidiaries and joint ventures**		
		Details of interests in directly held subsidiaries are set out in Annexure 1 on page 78. Details of joint ventures are set out in note 42.		
		18. INTERESTS IN ASSOCIATES		
		Listed		
80	**80**	**Directly held**	**481**	466
80	**80**	Cost less amount written off	**80**	80
		Share of post-acquisition reserves net of dividends received	**401**	386
8	**8**	**Indirectly held**	**490**	424
8	**8**	Cost less amount written off	**8**	8
		Share of post-acquisition reserves net of dividends received	**482**	416
88	**88**		**971**	890
—	**—**	**Unlisted**	**63**	60
—	**—**	Cost less amount written off	**2**	2
—	**—**	Amount owing by associates	**51**	49
		Share of post-acquisition reserves net of dividends received	**10**	9
88	**88**	**Carrying amount of interests in associates**	**1 034**	950
917	**1 201**	Market value - directly held listed associates	**1 201**	917
791	**1 037**	Directors' valuation - indirectly held listed associates	**1 037**	791
—	**—**	Directors' valuation - unlisted associates	**63**	60

- Details of the group's interests in associates are set out in Annexures 2 and 3 on pages 79 to 81.
- Associates held 2 197 696 (2005: 13 573) shares in Johnnic Communications Limited at the balance sheet date.

16. OTHER INTANGIBLE ASSETS

GROUP	Patents and trademarks Rm	Licences Rm	Publishing titles Rm	Computer software Rm	Capitalised course development Rm	Other deferred expenditure Rm	Total Rm
COST							
Balance at 31 March 2004	60	14	59	—	18	—	151
Additions at cost	—	1	3	—	3	2	9
Acquisition of subsidiaries and joint ventures	61	2	20	—	—	—	83
Disposals - other	—	—	(1)	—	—	—	(1)
Balance at 31 March 2005	**121**	**17**	**81**	**—**	**21**	**2**	**242**
Additions at cost	—	4	3	12	—	—	19
Transfer from property, plant and equipment	—	—	—	54	—	—	54
Disposals - other	—	—	—	—	(21)	(2)	(23)
Balance at 31 March 2006	**121**	**21**	**84**	**66**	**—**	**—**	**292**
ACCUMULATED AMORTISATION AND IMPAIRMENT							
Balance at 31 March 2004	45	13	56	—	2	—	116
Charge for the year	9	1	2	—	3	—	15
Impairment	—	—	—	—	—	2	2
Acquisition of subsidiaries and joint ventures	—	1	2	—	—	—	3
Balance at 31 March 2005	**54**	**15**	**60**	**—**	**5**	**2**	**136**
Charge for the year	9	2	—	7	2	—	20
Transfer from property, plant and equipment	—	—	—	35	—	—	35
Disposals - other	—	—	—	—	(7)	(2)	(9)
Balance at 31 March 2006	**63**	**17**	**60**	**42**	**—**	**—**	**182**
CARRYING AMOUNT							
At 31 March 2005	67	2	21	—	16	—	106
At 31 March 2006	**58**	**4**	**24**	**24**	**—**	**—**	**110**

GROUP	Plant, furniture and equipment Rm	Leasehold improvements Rm	Freehold land and buildings Rm	Vehicles Rm	Capitalised leased assets Rm	Total Rm
14. PROPERTY, PLANT AND EQUIPMENT *(continued)*						
PROFIT ON DISPOSALS						
Proceeds	3	—	—	—	—	3
Net book value of disposals	—	—	—	—	3	3
Profit (loss) on disposals	**3**	**—**	**—**	**—**	**(3)**	**—**

- Registers containing details of the freehold land and buildings are available for inspection at the registered offices of the respective group companies.
- Property, plant and equipment with a net book value of R44m (2005: R40m) is encumbered as reflected in note 25.
- Property, plant and equipment at Business Day Nigeria was subject to valuation by an independent valuer. Carrying values were impaired in line with the valuations.

GROUP	2006 Rm	2005 Rm
15. GOODWILL		
COST		
Balance at beginning of year	**268**	95
Accumulated amortisation set-off	**—**	(80)
Acquisition of subsidiaries and joint venture	**7**	253
Exchange differences and other	**(1)**	—
Balance at end of year	**274**	268
ACCUMULATED AMORTISATION		
Balance at beginning of year	**—**	80
Set off against cost	—	(80)
Balance at end of year	**—**	—
ACCUMULATED IMPAIRMENT LOSSES		
Balance at beginning of year	**4**	—
Impairment losses	**2**	4
Balance at end of year	**6**	4
CARRYING AMOUNT		
At beginning of year	**264**	15
At end of year	**268**	264

- The impairment arose at CD Duplications, a cash generating unit within Compact Disc Technologies. Given the rapid changes in the environment in which the CD Duplications business operates it was decided to obtain an independent valuation of the business. Based on the valuation obtained the investment was impaired.
- R221 million of the carrying amount is allocated to pay television and arises in connection with the acquisition of the additional 12,5% interests in M-Net and SuperSport in 2005. The carrying amount is reviewed with reference to value in use based on subscriber base and programming rights assumptions which reflect past experience. Cash flows have been projected over a period not exceeding five years using historic growth rates discounted by the group's cost of borrowings. The carrying amounts of goodwill in respect of other cash-generating units are not significant in comparison with the group's total carrying amount of goodwill.

GROUP	Plant, furniture and equipment Rm	Leasehold improvements Rm	Freehold land and buildings Rm	Vehicles Rm	Capitalised leased assets Rm	Total Rm
14. PROPERTY, PLANT AND EQUIPMENT						
COST						
Balance at 31 March 2004	599	76	20	13	4	712
IFRS adjustments	—	—	1	—	—	1
Reallocation between categories	(18)	(54)	—	—	72	—
Balance at 31 March 2004 restated	581	22	21	13	76	713
Additions at cost (note 35)	115	3	2	6	—	126
Disposal of subsidiaries	(5)	—	—	—	—	(5)
Other disposals	(28)	(2)	—	(6)	—	(36)
Exchange differences	—	—	—	(1)	—	(1)
Acquisition of subsidiaries and joint ventures	111	—	42	23	—	176
Reallocation between categories	2	—	—	(1)	(1)	—
Balance at 31 March 2005	**776**	**23**	**65**	**34**	**75**	**973**
Additions at cost (note 35)	88	3	8	8	11	118
Disposal of joint ventures	(16)	—	—	—	—	(16)
Other disposals	(23)	—	—	(5)	(3)	(31)
Exchange differences	(1)	—	—	—	—	(1)
Transfer to intangible assets	(54)	—	—	—	—	(54)
Reallocation between categories	(2)	—	—	2	—	—
Balance at 31 March 2006	**768**	**26**	**73**	**39**	**83**	**989**
ACCUMULATED DEPRECIATION						
Balance at 31 March 2004	436	53	7	9	3	508
IFRS adjustments	(26)	1	(3)	(4)	(12)	(44)
Reallocation between categories	5	(48)	—	—	43	—
Balance at 31 March 2004 restated	415	6	4	5	34	464
Charge for the year	72	7	1	4	1	85
Disposal of subsidiaries	(4)	—	—	—	—	(4)
Other disposals	(27)	(2)	—	(5)	—	(34)
Acquisition of subsidiaries and joint ventures	80	—	6	19	—	105
Balance at 31 March 2005	**536**	**11**	**11**	**23**	**35**	**616**
Charge for the year	71	2	1	5	4	83
Impairment	1	—	—	2	—	3
Disposal of joint ventures	(9)	—	—	—	—	(9)
Other disposals	(23)	—	—	(5)	—	(28)
Exchange differences	(1)	—	—	—	—	(1)
Transfer to intangible assets	(35)	—	—	—	—	(35)
Balance at 31 March 2006	**540**	**13**	**12**	**25**	**39**	**629**
CARRYING AMOUNT						
At 31 March 2005	240	12	54	11	40	357
At 31 March 2006	**228**	**13**	**61**	**14**	**44**	**360**

13. BASIC EARNINGS AND DIVIDENDS PER ORDINARY SHARE

13.1 Basic earnings per ordinary share

The calculation of attributable and headline earnings per ordinary share is based on attributable earnings of R512 million (2005: R379 million) and headline earnings of R506 million (2005: R376 million), and on a weighted average number of 104 014 819 (2005: 104 189 314) ordinary shares in issue during the year.

	GROUP	
Reconciliation between attributable and headline earnings	**2006 Rm**	2005 Rm
Attributable earnings	**512**	379
Reconciling items (after taxation and minority interests, where applicable):		
Profit on disposal of operations	**(13)**	(6)
Goodwill impairment	**2**	4
Property, plant and equipment impairment	**3**	—
Loss (profit) on disposal of intangible assets	**1**	(1)
Other	**1**	—
Headline earnings	**506**	376
Basic earnings per ordinary share (cents)		
Attributable	**492**	364
Headline	**486**	361

The weighted average number of ordinary shares in issue during the year includes the impact of the odd-lot offer effective on 10 October 2005.

13.2 Dividends per ordinary share

Dividend no. 190 paid on 19 December 2005 - 75 cents per share (2005: no. 189 - 40 cents per share)	**78**	42

On 20 June 2006 the directors declared dividend no. 191 of 100 cents per share, payable on 17 July 2006. This dividend has not been included as a liability in these financial statements and has no accompanying secondary tax on companies liability as the company has sufficient credits (refer note 27).

In compliance with the requirements of the JSE Limited, the following are the applicable dates:

Last date to trade cum dividend	Friday, 7 July 2006
Shares trade ex dividend	Monday, 10 July 2006
Record date	Friday, 14 July 2006
Payment date	Monday, 17 July 2006

Share certificates may not be dematerialised or rematerialised from Monday, 10 July 2006 to Friday, 14 July 2006, both days inclusive.

for the year ended 31 March 2006

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		11. SHARE OF PROFITS OF ASSOCIATES		
		Current year share of profits of associates	**184**	148
		Recognition of M-Net/SuperSport IAS 39 (AC 133) impact	**—**	(21)
			184	127
		12. TAXATION		
—	**—**	**Current taxation**	**216**	21
		South African normal taxation		
—	**—**	- current year	**210**	64
—	**—**	- prior year over provisions	**(6)**	(50)
—	**—**	Secondary taxation on companies	**12**	3
—	**—**	Foreign and withholding taxation	**—**	4
—	**3**	**Deferred taxation** (note 27)	**(39)**	104
—	**3**	Current year	**(41)**	48
—	**—**	Prior year under provisions	**2**	53
—	**—**	Change in tax rate	**—**	3
—	**3**		**177**	125

- South African normal taxation is calculated at 29% (2005: 30%) of the estimated taxable income for the year. The closing balance on deferred taxation is calculated at 29% (2005: 29%).
- Taxation of foreign subsidiaries is calculated at the rates prevailing in their respective jurisdictions.

COMPANY 2005 %	COMPANY 2006 %	**Tax rate reconciliation**	GROUP 2006 %	GROUP 2005 %
30,0	**29,0**	Taxation at the standard rate	**29,0**	30,0
(0,4)	**0,2**	Tax effect of expenses which are not deductible in determining taxable income	**3,8**	2,5
(1,0)	**—**	Deferred taxation not raised on assessed losses	**2,3**	2,5
—	**(0,2)**	Difference due to share of profits of associates	**(7,6)**	(5,8)
(28,6)	**(29,0)**	Exempt income, exceptional items and capital profits	**(2,6)**	(2,4)
—	**—**	Change in tax rate	**—**	0,3
—	**—**	Secondary tax on companies	**1,7**	—
—	**0,5**	Capital gains tax	**0,9**	—
—	**—**	Other	**(2,3)**	(2,5)
—	**0,5**		**25,2**	24,6
		Tax losses		
8	**—**	Estimated assessable losses available for the reduction of future taxable income	**84**	172

COMPANY			GROUP	
2005 Rm	**2006 Rm**		**2006 Rm**	2005 Rm
		6. DEPRECIATION		
—	—	Plant, furniture and equipment	**71**	72
—	—	Leasehold improvements	**2**	7
—	—	Buildings	**1**	1
—	—	Vehicles	**5**	4
—	—	Capitalised leased assets	**4**	1
—	—		**83**	85
		7. AMORTISATION		
—	—	Patents and trademarks	**9**	9
—	—	Licences	**2**	1
—	—	Publishing titles	**—**	2
—	—	Computer software	**7**	—
—	—	Capitalised course development	**2**	3
—	—		**20**	15
		8. EXCEPTIONAL ITEMS		
(4)	**19**	Fair value adjustment of listed equities	**36**	16
—	—	Profit on disposal of operations	**14**	6
—	**411**	Reversal of impairments of loans to subsidiaries	**—**	—
—	—	Adjustment in respect of leases previously impaired	**—**	10
(473)	—	Impairment of investment in subsidiary	**—**	—
(1)	—	Impairment of loan to subsidiary	**—**	—
—	—	Other	**(1)**	(3)
(478)	**430**		**49**	29
		9. FINANCE COSTS		
7	**2**	Interest on borrowings	**23**	35
—	—	Interest on obligations under finance leases	**2**	2
7	**2**		**25**	37
		10. FINANCE INCOME		
2	**10**	**Interest received**	**50**	28
2	**10**	Bank deposits	**31**	21
—	—	Associates	**1**	1
—	—	Other	**18**	6
252	**184**	**Dividends received**	**2**	2
161	**17**	Subsidiaries		
31	**99**	Joint ventures		
58	**66**	Associates		
2	**2**	Investments	**2**	2
254	**194**		**52**	30

	GROUP	
	2006 Rm	2005 Rm

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

5.2 Geographical segments

For management reporting purposes, the group is organised into three geographical segments, namely South Africa, rest of Africa and other overseas operations. Operations in the rest of Africa are located in Botswana, Nigeria, Ghana and Kenya. Other overseas operations are located in Australia, New Zealand and the United Kingdom.

	2006 Rm	2005 Rm
Revenue		
South Africa	**4 434**	3 904
Rest of Africa	**55**	15
Other overseas operations	**162**	161
	4 651	4 080

GROUP	Segment assets		Capital expenditure on property, plant, equipment and intangible assets	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm
Assets excluding goodwill	**3 991**	3 615	**137**	135
South Africa	**3 737**	3 471	**92**	102
Rest of Africa	**152**	33	**43**	31
Other overseas operations	**102**	111	**2**	2
Goodwill	**268**	264		
	4 259	3 879	**137**	135

Music	Africa	Distribution, Manufacturing and Support Services*	Pay Television	Eliminations	Sub-total	Disposed operations	Group
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
218	47	208	1 225	—	4 651	—	**4 651**
—	—	127	—	(230)	—	—	**—**
218	47	335	1 225	(230)	4 651	—	**4 651**
20	(48)	(11)	281	—	582	(3)	**579**
		(136)		—	(136)	—	**(136)**
20	(48)	(147)	281	—	446	(3)	**443**
1	5	22	19	—	103	—	**103**
—	3	2	—	—	5	—	**5**
—	43	13	25	—	118	—	**118**
—	3	4	2	—	19	—	**19**
68	155	2 243	534	—	4 259	—	**4 259**
51	228	370	495	—	1 866	—	**1 866**

Music	Africa	Distribution, Manufacturing and Support Services*	Pay Television	Eliminations	Sub-total	Disposed operations	Group
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
193	15	160	1 040	—	4 079	1	**4 080**
—	—	110	—	(181)	—	—	**—**
193	15	270	1 040	(181)	4 079	1	**4 080**
15	(19)	6	188	—	447	(12)	**435**
		(75)		—	(75)	—	**(75)**
15	(19)	(69)	188	—	372	(12)	**360**
1	1	18	13	—	100	—	**100**
—	—	2	—	—	4	—	**4**
—	31	29	22	—	126	—	**126**
—	—	—	1	—	9	—	**9**
70	90	2 061	542	—	3 879	—	**3 879**
94	19	373	604	—	1 887	—	**1 887**

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

5.1 Business segments

2006	Media Rm	Retail Rm	Books and Maps Rm	Home Entertainment Rm
Revenue	1 565	768	312	308
Inter-segment revenue**	86	—	17	—
	1 651	768	329	308
Profit (loss) from operations before share-based payments and exceptional items	244	38	25	33
Share-based payments				
Profit (loss) from operations before exceptional items	244	38	25	33
Depreciation and amortisation	24	24	7	1
Impairment losses	—	—	—	—
Capital expenditure				
– property, plant and equipment	18	16	2	1
– intangible assets	4	2	4	—
Segment assets	782	220	160	97
Segment liabilities	446	104	121	51

* Includes corporate head office costs of R50 million and the equity investments in Caxton and CTP Publishers and Printers Limited.
** Inter-segment revenue is charged on arm's length terms.

2005	Media Rm	Retail Rm	Books and Maps Rm	Home Entertainment Rm
Revenue	1 366	710	286	309
Inter-segment revenue**	57	—	14	—
	1 423	710	300	309
Profit (loss) from operations before share-based payments and exceptional items	160	43	21	33
Share-based payments				
Profit (loss) from operations before exceptional items	160	43	21	33
Depreciation and amortisation	32	25	9	1
Impairment losses	—	—	2	—
Capital expenditure				
– property, plant and equipment	19	19	5	1
– intangible assets	8	—	—	—
Segment assets	643	155	156	162
Segment liabilities	417	245	98	37

* Includes corporate head office costs of R35 million and the equity investments in Caxton and CTP Publishers and Printers Limited.
** Inter-segment revenue is charged on arm's length terms.

COMPANY 2005 Rm	COMPANY 2006 Rm		GROUP 2006 Rm	GROUP 2005 Rm
		3. REVENUE		
—	—	Goods sold	**2 990**	2 681
—	—	Services rendered	**1 661**	1 399
—	—		**4 651**	4 080
		4. OTHER EXPENSES		
		Other expenses are stated after charging (crediting):		
—	—	Auditors' remuneration - group auditors	**12**	9
—	—	Audit fees	**10**	7
—	—	Fees for other services	**2**	2
—	—	Auditors' remuneration - other auditors	**4**	3
—	—	Audit fees	**2**	1
—	—	Fees for other services	**2**	2
—	—	Share-based payments (note 43)	**136**	75
—	—	Operating lease charges	**114**	130
—	—	– land and buildings	**99**	106
—	—	– equipment and vehicles	**15**	24
—	—	Net foreign exchange losses (profits)	**4**	46
—	—	– realised	**—**	47
—	—	– unrealised	**4**	(1)
—	—	Profit on disposal of property, plant and equipment (note 14)	**—**	(1)
—	—	Property, plant and equipment impairment (note 14)	**3**	—
—	—	Charge for post-retirement benefits	**13**	1
—	—	Retirement benefit plan contributions (note 40)	**52**	49
—	—	– defined contribution plans	**51**	48
—	—	– defined benefit plan	**1**	1
—	—	Staff costs	**908**	783
—	—	Research and development costs	**8**	7

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and other short-term highly liquid investments which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are measured at fair value at initial recognition, with any changes in fair value being recognised in profit or loss.

Equity instruments
Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

Bank borrowings
Interest-bearing bank loans and overdrafts are measured at fair value.

Trade payables
Trade payables are measured at fair value.

Forward exchange contracts.
Forward exchange contracts are initially measured at fair value at the contract date, and are remeasured to fair value at subsequent reporting dates, with gains and losses arising from changes in fair value being recognised in profit or loss.

Derivatives and hedges
Derivative financial instruments are initially recorded at cost and subsequently remeasured at fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. Derivatives are designated as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction or a firm commitment (cash flow hedge). Changes in the fair value of derivatives which are designated and qualify as fair value hedges, and which are highly effective, are recognised in profit or loss, along with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. Changes in the fair value of derivatives which are designated and qualify as cash flow hedges and which are highly effective, are recognised in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously recognised in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any gain or loss previously recognised in equity is recognised in profit or loss. At the inception of transactions the relationship between the hedging instruments and the hedged items, as well as the risk management objective and strategy, is documented. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions or firm commitments. The assessment as to whether the derivatives used are highly effective in offsetting changes in fair values or cash flows of hedged items is regularly reviewed.

Embedded derivatives
Derivatives embedded in other financial instruments, such as third currency commitments, are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

Provisions
Provisions are recognised when there is a present obligation as a result of a past event, and it is probable that the obligation will need to be settled. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are present valued where the effect of discounting is material.

Share-based payments
Share-based payments are issued to certain employees.

Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of the shares which will eventually vest and adjusted for the effect of non market-based vesting conditions.

For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at fair value at each balance sheet date.

Judgements made by management
In applying the group's accounting policies, the following significant judgements have been made:

Deferred taxation assets
Deferred taxation assets are recognised to the extent that it is probable that taxable profits will be available in future against which the deferred taxation assets can be utilised. The future availability of taxable profits is based on management's judgments regarding future business plans.

Asset lives and residual values
Property (other than land), plant and equipment are depreciated to their residual values over their expected useful lives. Residual values and asset lives are assessed annually based on management's judgment of relevant factors and conditions.

Impairment of tangible and intangible assets
At least at each balance sheet date, the carrying amounts of tangible and intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. Management takes into account various considerations including future cash flows expected to be generated by the assets under review.

Sources of estimation uncertainty
Valuation of post-retirement medical aid benefits
The actuarial valuation of post-retirement medical aid benefits is based on estimations including discount rates and healthcare cost inflation rates.

Valuation of share-based payments liabilities
The valuation models used to value the share-based payments liabilities include estimations as to expected option life, volatility, dividend yield and risk-free rate.

The following life spans were used during the year to amortise intangible assets:

Patents and trademarks	10 - 20 years
Licences	3 - 5 years
Publishing titles	10 - 15 years
Computer software	3 - 5 years
Capitalised course development	10 - 15 years
Other deferred expenditures	5 - 8 years

Impairment of tangible and intangible assets other than goodwill

At least at each balance sheet date the carrying amounts of tangible and intangible assets are assessed to determine whether there is any indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate which reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount which would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads which have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution. Write-downs to net realisable value are recognised in profit or loss.

Programme and film rights

Programme and film rights are recorded at ruling exchange rates at the dates on which the rights come into licence. The rights are expensed based on contracted screenings and where management has confirmed that no further screenings will occur. Rights contracted at year-end but not yet in licence are disclosed as commitments.

Sports events rights

Sports events rights are recorded at ruling exchange rates at the dates on which sports events commence. The rights are expensed over the periods of the sports events and where management has confirmed that the events will not be screened. Rights contracted at year-end for sports events which have not yet commenced are disclosed as commitments.

Financial instruments

Financial assets and financial liabilities are recognised when the group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Music, film and video contract advances

Music contract advances are written off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Investments

Investments, including those in subsidiaries, are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value plus directly attributable transaction costs.

An impairment loss is recognised in profit or loss when there is objective evidence that the investment is impaired, and is measured as the difference between the investment's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the investment at the date the impairment is reversed shall not exceed what the amortised cost would have been had the impairment not been recognised.

Investments classified as financial assets at fair value thorough profit or loss are measured at subsequent reporting dates at fair value, with gains and losses arising from changes in fair value being recognised in profit or loss. On disposal, the difference between the net disposal proceeds and the carrying amount is recognised in profit or loss.

or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognised as an expense as they fall due.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with independent actuarial valuations being carried out at three-yearly intervals by independent actuaries.

Post-retirement benefits

The group's post-retirement benefits are valued annually by independent actuaries, with any gains and losses being recognised in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The liability for current tax is calculated using tax rates which have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates which are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Land is not depreciated.

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is charged so as to write off the cost of property, plant and equipment other than land, to their estimated residual values over their estimated useful lives.

Assets held under finance leases and leasehold improvements are depreciated to their estimated residual values over their expected useful lives or, where shorter, the term of the relevant lease.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their own estimated useful lives.

Useful lives, residual values and methods of depreciation are reviewed annually.

The following life spans were used during the year to depreciate property, plant and equipment to estimated residual values:

Plant, furniture and equipment	3 - 20 years
Leasehold improvements	3 - 10 years
Buildings	15 - 50 years
Vehicles	3 - 5 years

The gain or loss arising on the disposal or scrapping of an item of property, plant and equipment is recognised in profit or loss.

Intangible assets other than goodwill

Intangible assets other than goodwill are recognised initially at cost if acquired separately, and at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, the intangible asset is not amortised, but is tested for impairment annually and impaired if required. If assessed as having a finite useful life, it is amortised over its estimated useful life, and tested for impairment if there is an indication that an impairment is required.

Costs to develop publishing titles internally are recognised in profit or loss.

The group's policy for goodwill arising on the acquisition of an associate is described under 'Interests in associates' above.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. The condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount or fair value less costs to sell, and are not depreciated.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

The sale of goods is recognised when the goods are delivered and title has passed. The rendering of services is recognised as the service is provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and the interest rate applicable, which is the rate which discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholder's right to receive payment has been established.

Revenue from royalties is recognised on an accrual basis in terms of the relevant royalty agreement.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the group's general policy on borrowing costs (see below).

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease, or on another basis if more representative of the time pattern of the user's benefit. Benefits received and receivable as an incentive to enter into an operating lease are spread on a straight-line basis over the lease term.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease, or on another basis if more representative of the term pattern of the user's benefit.

Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in South African rands, which is the functional currency of the company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency are recognised at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates ruling at the balance sheet date. Non-monetary items carried at fair value which are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items which are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

In order to mitigate its exposure to certain foreign exchange risks, the group enters into forward exchange contracts (see below for details of the group's accounting policies in respect of such financial instruments).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the group's foreign operations are expressed in South African Rand using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the group's foreign currency translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities which meet the conditions for recognition under IFRS 3 are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) which are classified as held for sale in accordance with IFRS 5, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Interests in associates

An associate is an entity over which the group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the group's interest in that associate (which includes any long-term interests which, in substance, form part of the group's net investment in the associate) are not recognised.

Any excess of the cost of acquisition over the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the group, profits and losses are eliminated to the extent of the group's interest in the relevant associate.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Where a group entity undertakes its activities under joint venture arrangements directly, the group's share of jointly controlled assets and any liabilities incurred jointly with other ventures are recognised in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the group's share of the output of jointly controlled assets, and its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the group and their amount can be measured reliably.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5. The group's share of the assets, liabilities, income and expenses of jointly controlled entities is combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the group's interest in a jointly controlled entity is accounted for in accordance with the group's accounting policy for goodwill arising on the acquisition of a subsidiary (see below).

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture.

Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not amortised.

For the purpose of impairment testing, goodwill is allocated to each of the group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

1. PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are presented in South African rands since that is the functional currency of the company and the presentation currency for the group financial statements.

In the current year, the group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 April 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the group's accounting policies in the following areas:

- IFRS 2 Share-based Payment
- IAS 16 Property, Plant and Equipment
- IAS 39 Financial Instruments: Recognition and Measurement.

The impact of these changes in accounting policies is discussed in detail later in this note.

As these financial statements include comparatives for one year, the date of transition to IFRS is 1 April 2004, which is the start of the earliest period of comparative information presented.

At the date of authorisation of these financial statements, the following relevant Standards and Interpretations were in issue but not yet effective:

IFRS 7	Financial Instruments: Disclosures
IFRIC 4	Determines whether an arrangement contains a lease
IFRIC 8	Clarifies the treatment of black economic empowerment transactions within the scope of IFRS 2
IFRIC 9	Re-assesses embedded derivatives.

The directors anticipate that adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the group.

IFRS 2 Share-based Payment

IFRS 2 Share-based Payment requires the recognition of equity-settled share-based payments at fair value at the date of grant, and the recognition of cash-settled share-based payments at fair value at each reporting date. Prior to the adoption of IFRS 2, cash-settled share-based payments were recognised to the extent that they had vested, and were disclosed as contingent liabilities to the extent that they had not yet vested.

IAS 16 Property, Plant and Equipment

IAS 16 Property, Plant and Equipment requires a components approach to depreciation, and an annual review of residual values and useful lives of assets. This impacts the depreciation charged to the income statement.

IAS 39 Financial Instruments: Recognition and Measurement

In accordance with the transitional provisions of IAS 39, in terms of which a previously recognised financial instrument may be redesignated as a financial asset or financial liability at fair value through profit or loss, the company's investment in MTN was redesignated from available-for-sale to a financial asset at fair value through profit or loss.

In accordance with IFRS 1, cumulative translation differences which arose on the translation of foreign operations were deemed to be zero at the date of transition to IFRS. The gain or loss on subsequent disposal of a foreign operation shall exclude translation differences which arose before the date of transition to IFRS, but shall include later translation differences.

The effects of these changes on the annual financial statements are detailed in note 44.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with International Financial Reporting Standards on the historical cost basis, except for the revaluation of certain financial instruments.

Basis of consolidation

The consolidated group financial statements incorporate the financial statements of Johnnic Communications Limited and entities (including special purpose entities) controlled by the company (its subsidiaries). Control is achieved where the company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the group.

All intra-group transactions and balances are eliminated on consolidation.

The company carries its investments in subsidiaries, associates and joint ventures at cost less accumulated impairment losses.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination (see below) and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities

for the year ended 31 March 2006

COMPANY	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Interest of Johnnic Communications Limited shareholders Rm
Balance at 31 March 2004	10	814	96	496	1 416
IFRS restatements			(96)	96	—
Balance at 31 March 2004 restated	10	814	—	592	1 416
Attributable loss for the year				(234)	(234)
Total expense recognised for the year				**(234)**	**(234)**
Dividends on ordinary shares				(42)	(42)
Balance at 31 March 2005	**10**	**814**	**—**	**316**	**1 140**
Attributable earnings for the year				613	613
Total income recognised for the year				**613**	**613**
Dividends on ordinary shares				(78)	(78)
Shares cancelled on implementation of odd-lot offer		(19)			(19)
Issue of share capital		1			1
Balance at 31 March 2006	**10**	**796**	**—**	**851**	**1 657**
Notes	23	23	24		

for the year ended 31 March 2006

GROUP	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Interest of Johnnic Communications Limited shareholders Rm	Minority interest Rm	Total equity Rm
Balance at 31 March 2004	10	814	678	124	1 626	28	1 654
IFRS and other restatements			(667)	661	(6)	4	(2)
Balance at 31 March 2004 restated	10	814	11	785	1 620	32	1 652
Net exchange difference arising on translation of foreign entities			(3)		(3)		(3)
Adjustment to carrying value of associate				(4)	(4)		(4)
Funding introduced						5	5
Income and expense recognised directly in equity			**(3)**	**(4)**	**(7)**	**5**	**(2)**
Attributable earnings for the year				379	379	5	384
Total income and expense recognised for the year			**(3)**	**375**	**372**	**10**	**382**
Dividends on ordinary shares				(42)	(42)		(42)
Balance at 31 March 2005	**10**	**814**	**8**	**1 118**	**1 950**	**42**	**1 992**
Net exchange difference arising on translation of foreign entities			(3)		(3)		(3)
Net transfers between reserves			4	(4)			—
Hedging profits			8		8		8
Adjustment to carrying value of associate				(31)	(31)		(31)
Funding withdrawn						(3)	(3)
Income and expense recognised directly in equity			**9**	**(35)**	**(26)**	**(3)**	**(29)**
Attributable earnings for the year				512	512	14	526
Total income and expense recognised for the year			**9**	**477**	**486**	**11**	**497**
Dividends on ordinary shares				(78)	(78)		(78)
Shares cancelled on implementation of odd-lot offer		(19)			(19)		(19)
Issue of share capital		1			1		1
Balance at 31 March 2006	**10**	**796**	**17**	**1 517**	**2 340**	**53**	**2 393**
Notes	23	23	24				

for the year ended 31 March 2006

COMPANY 2005 Rm	COMPANY 2006 Rm		Notes	GROUP 2006 Rm	GROUP 2005 Rm
		OPERATING ACTIVITIES			
(2)	**(6)**	Net cash generated by (used in) operations	31	**533**	426
(7)	**(2)**	Finance costs		**(22)**	(37)
2	**10**	Finance income		**50**	28
(1)	**(1)**	Taxation paid		**(193)**	(112)
(8)	**1**	**Net cash from (used in) operating activities**		**368**	305
		INVESTING ACTIVITIES			
91	**184**	Income from investments	32	**70**	60
—	**—**	Finance income		**—**	2
—	**—**	Acquisition of investments	33	**—**	(6)
73	**—**	Proceeds on disposal of investments	33	**32**	73
—	**—**	Acquisition of property, plant and equipment	35	**(118)**	(126)
—	**—**	– to maintain operations		**(73)**	(56)
—	**—**	– to expand operations		**(45)**	(70)
—	**—**	Proceeds on disposal of property, plant and equipment	14	**3**	2
—	**—**	Acquisition of intangible assets		**(19)**	(9)
—	**—**	Proceeds on disposal of intangible assets		**1**	—
—	**—**	Disposal of interests in joint ventures	33	**35**	—
(287)	**—**	Acquisition of interests in joint ventures	33	**—**	(225)
—	**20**	Proceeds from capital reduction in joint venture			
—	**37**	Repayment of loan by joint venture			
—	**—**	Proceeds on disposal of associates	33	**—**	2
—	**—**	Net decrease in loans to associates	33	**2**	—
—	**—**	Acquisition of minority interests in subsidiaries	33	**(9)**	—
—	**—**	Acquisition of subsidiaries	34	**(2)**	(68)
—	**—**	Disposal of subsidiaries	34	**—**	7
—	**—**	Net increase in long-term receivables and loans		**(3)**	(4)
(123)	**241**	**Net cash (used in) from investing activities**		**(8)**	(292)
		FINANCING ACTIVITIES			
(17)	**234**	Net increase (decrease) in borrowings		**8**	19
—	**—**	Funding received from outside shareholders		**2**	—
—	**1**	Proceeds from odd-lot offer		**1**	—
—	**(3)**	Payment to shareholders pursuant to odd-lot offer		**(3)**	—
—	**(2)**	Costs related to odd-lot offer		**(2)**	—
(42)	**(78)**	Dividend paid		**(78)**	(42)
(59)	**152**	**Net cash (used in) from financing activities**		**(72)**	(23)
(190)	**394**	**Net increase (decrease) in cash and cash equivalents**		**288**	(10)
179	**(11)**	**Cash and cash equivalents at beginning of year**		**335**	345
		Foreign operations translation adjustment		**(1)**	—
(11)	**383**	**Cash and cash equivalents at end of year**	36	**622**	335

as at 31 March 2006

COMPANY 2005* Rm	COMPANY 2006 Rm		Notes	GROUP 2006 Rm	GROUP 2005* Rm
		ASSETS			
		Non-current assets			
—	—	Property, plant and equipment	14	**360**	357
		Goodwill	15	**268**	264
—	—	Other intangible assets	16	**110**	106
1 052	**1 164**	Interests in subsidiaries and joint ventures	17		
88	**88**	Interests in associates	18	**1 034**	950
—	—	Investments	19	**1**	2
—	—	Deferred taxation assets	27	**147**	144
—	—	Long-term receivables		**23**	24
—	—	Embedded derivatives		**21**	20
1 140	**1 252**	**Total non-current assets**		**1 964**	1 867
48	**451**	**Current assets**		**2 295**	2 012
—	—	Inventories	20	**508**	547
—	**1**	Trade and other receivables	21	**991**	887
—	—	Taxation prepaid		**34**	19
48	**67**	Listed equities	22	**109**	105
—	**383**	Bank balances, deposits and cash		**653**	454
1 188	**1 703**	**Total assets**		**4 259**	3 879
		EQUITY AND LIABILITIES			
		Capital and reserves			
824	**806**	Share capital and premium	23	**806**	824
—	—	Other reserves	24	**17**	8
316	**851**	Accumulated profits		**1 517**	1 118
1 140	**1 657**	**Interest of Johnnic Communications Limited shareholders**		**2 340**	1 950
		Minority interest		**53**	42
1 140	**1 657**	**Total equity**		**2 393**	1 992
—	**3**	**Non-current liabilities**		**405**	373
—	—	Long-term borrowings	25	**19**	15
—	—	Post-retirement benefits liabilities	26	**134**	123
—	—	Operating leases equalisation liabilities		**105**	113
—	—	Share-based payments liabilities	43	**122**	59
—	**3**	Deferred taxation liabilities	27	**25**	63
48	**43**	**Current liabilities**		**1 461**	1 514
1	—	Trade and other payables	28	**1 248**	1 265
—	—	Provisions	29	**22**	32
—	**16**	Liability for odd-lot offer payments to shareholders		**16**	—
—	—	Taxation liabilities		**71**	33
47	**27**	Bank overdrafts and other short-term borrowings	25	**104**	184
1 188	**1 703**	**Total equity and liabilities**		**4 259**	3 879

* Restated - refer note 44

for the year ended 31 March 2006

COMPANY 2005* Rm	COMPANY **2006 Rm**		Notes	GROUP **2006 Rm**	GROUP 2005* Rm
—	**—**	**Revenue**	3	**4 651**	4 080
—	**—**	Cost of sales		**(2 819)**	(2 490)
—	**—**	**Gross profit**		**1 832**	1 590
(3)	**(6)**	Other expenses	4	**(1 389)**	(1 230)
—	**—**	Depreciation	6	**(83)**	(85)
—	**—**	Amortisation	7	**(20)**	(15)
		Goodwill impairment	15	**(2)**	(4)
—	**—**	Share-based payments	4	**(136)**	(75)
(3)	**(6)**	Other		**(1 148)**	(1 051)
(3)	**(6)**	**Profit (loss) from operations before exceptional items**		**443**	360
(478)	**430**	Exceptional items	8	**49**	29
(481)	**424**	**Profit (loss) from operations**		**492**	389
247	**192**	Net finance income (costs)		**27**	(7)
(7)	**(2)**	Finance costs	9	**(25)**	(37)
254	**194**	Finance income	10	**52**	30
		Share of profits of associates	11	**184**	127
(234)	**616**	**Profit (loss) before taxation**		**703**	509
—	**(3)**	Taxation	12	**(177)**	(125)
(234)	**613**	**Profit (loss) for the year**		**526**	384
		Attributable to:			
(234)	**613**	Johnnic Communications Limited shareholders		**512**	379
—	**—**	Minority interest		**14**	5
(234)	**613**			**526**	384
		Basic earnings per ordinary share (cents)	13	**492**	364

* Restated - refer note 44



EXECUTIVE DIRECTORS' EQUITY COMPENSATION BENEFITS:
JOHNNIC COMMUNICATIONS SHARE INCENTIVE SCHEME ***(continued)***

Director	Balance of share options as at 1 April 2005	Number of share options allocated during the year	Date of allocation	Number of share options relinquished during the year	Balance of share options as at 31 March 2006	Number of share options	Allocation price R	Exercise date
P C Desai	331 220	77 050	1 July 2005		408 270	3 750	135,00	3 Jan 2003
						6 250	135,00	3 Jan 2004
						20 000	11,90	1 May 2004
						20 000	11,90	1 May 2005
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						22 424	14,69	1 July 2005
						22 424	14,69	1 July 2006
						22 424	14,69	1 July 2007
						44 848	14,69	1 July 2008
						21 820	24,00	1 July 2006
						21 820	24,00	1 July 2007
						21 820	24,00	1 July 2008
						43 640	24,00	1 July 2009
						15 410	37,00	1 July 2007
						15 410	37,00	1 July 2008
						15 410	37,00	1 July 2009
						30 820	37,00	1 July 2010
H Benatar	44 140	15 580	1 July 2005		59 720	4 652	14,69	1 July 2005
						4 652	14,69	1 July 2006
						4 652	14,69	1 July 2007
						9 304	14,69	1 July 2008
						4 176	24,00	1 July 2006
						4 176	24,00	1 July 2007
						4 176	24,00	1 July 2008
						8 352	24,00	1 July 2009
						3 116	37,00	1 July 2007
						3 116	37,00	1 July 2008
						3 116	37,00	1 July 2009
						6 232	37,00	1 July 2010
P M Jenkins	245 250			245 250	—			

- The share options allocated at prices of R135,00 and R90,00 were allocated prior to the unbundling of MTN Group Limited. Accordingly, each of these options qualifies for 5,3 MTN Group Limited shares and one Johnnic Communications Limited share at the allocation price.
- Mr Molusi relinquished 53 256 share options for a cash bonus of R3 071 466.
- Mr Jenkins relinquished 245 250 share options on termination of his employment as an executive director for a cash bonus of R8 019 000.
- The cash bonuses paid were equal in value to the gain if the share options were exercised.

NON-EXECUTIVE DIRECTORS' FEES *(continued)*

2006 Director	Board fees R	Committee fees R	Special services fees R	Total R
M E Ramano	150 000	142 286	122 080	**414 366**
C B Brayshaw	76 000	129 055		**205 055**
P M Jenkins	25 500	28 137		**53 637**
D M Mashabela	81 000	224 455	10 000	**315 455**
W S Moutloatse	71 000	125 855		**196 855**
T R A Oliphant	71 000	38 800		**109 800**
K C Ramon*	71 000	57 200		**128 200**
T A Wixley	81 000	277 579		**358 579**
	626 500	1 023 367	132 080	**1 781 947**

- * These fees were paid to Johnnic Holdings Limited.
- In addition to board fees, the chairperson also received R122 080 (2005: R122 080) for special services. The proposed fee increase for the chairperson's special services are included in the notice of annual general meeting set out on pages 84 to 86, for approval by the shareholders.
- Committee fees include payments effective from 17 January 2005 in respect of the restructuring oversight committee.

2005 Director	Board fees R	Committee fees R	Special services fees R	Total R
M E Ramano	120 000	81 100	122 080	**323 180**
C B Brayshaw	56 000	65 000		**121 000**
D M Mashabela	61 000	65 500		**126 500**
W S Moutloatse	51 000	43 000		**94 000**
T R A Oliphant	61 000	32 700		**93 700**
K C Ramon*	66 000	43 000		**109 000**
T A Wixley	66 000	98 200		**164 200**
J R D Modise*	36 000	25 000		**61 000**
	517 000	453 500	122 080	**1 092 580**

- * These fees were paid to Johnnic Holdings Limited.

EXECUTIVE DIRECTORS' EQUITY COMPENSATION BENEFITS: JOHNNIC COMMUNICATIONS SHARE INCENTIVE SCHEME

Director	Balance of share options as at 1 April 2005	Number of share options allocated during the year	Date of allocation	Number of share options relinquished during the year	Balance of share options as at 31 March 2006	Number of share options	Allocation price R	Exercise date
A C G Molusi	353 480	77 190	1 July 2005	53 256	377 414	12 400	90,00	1 April 2006
						20 000	11,90	1 May 2006
						40 000	11,90	1 May 2007
						26 956	14,69	1 July 2006
						26 956	14,69	1 July 2007
						53 912	14,69	1 July 2008
						24 000	24,00	1 July 2006
						24 000	24,00	1 July 2007
						24 000	24,00	1 July 2008
						48 000	24,00	1 July 2009
						15 438	37,00	1 July 2007
						15 438	37,00	1 July 2008
						15 438	37,00	1 July 2009
						30 876	37,00	1 July 2010

EXECUTIVE DIRECTORS' EMOLUMENTS

2006 Director	Salary R	Retirement and medical benefits R	Other benefits R	Bonuses R	Sub-total R	Share options relinquished R	Separation payment R	Total R
A C G Molusi	1 772 926	221 082	157 718	2 380 933	4 532 659	3 071 466		**7 604 125**
P C Desai	1 631 590	233 305	116 774	2 007 068	3 988 737			**3 988 737**
H Benatar	835 177	99 645		313 116	1 247 938			**1 247 938**
P M Jenkins	646 894	131 626	54 000	1 003 458	1 835 978	8 019 000	2 122 308	**11 977 286**
N Jacobsohn				547 984	547 984			**547 984**
	4 886 587	685 658	328 492	6 252 559	12 153 296	11 090 466	2 122 308	**25 366 070**

2005 Director	Salary R	Retirement and medical benefits R	Other benefits R	Bonuses R	Sub-total R	Share options relinquished R	Separation Payment R	Total R
A C G Molusi	1 630 098	202 300	205 371	1 388 333	3 426 102	2 343 980		**5 770 082**
P C Desai	1 491 056	217 023	155 319	1 039 005	2 902 403	1 666 425		**4 568 828**
P M Jenkins	1 202 760	253 187	121 878	745 618	2 323 443			**2 323 443**
N Jacobsohn	983 615	212 712	173 585	545 357	1 915 269	9 968 868	1 369 961	**13 254 098**
	5 307 529	885 222	656 153	3 718 313	10 567 217	13 979 273	1 369 961	**25 916 451**

- Other benefits include car allowances.
- The executive directors do not receive fees as directors.

NON-EXECUTIVE DIRECTORS' FEES

Non-executive directors' fees consist of a retainer and an attendance fee for board and committee meetings, as follows:

	Chairperson R	Non-executive directors R
Board		
Annual retainer	75 000	31 000
Attendance fee	7 500	5 000
Audit committee		
Annual retainer	29 000	20 000
Attendance fee	5 000	4 000
Remuneration committee		
Annual retainer	25 000	15 000
Attendance fee	4 000	3 400
Investment and restructuring committee		
Annual retainer	25 000	15 000
Attendance fee	4 000	3 400
Nominations committee		
Annual retainer	25 000	15 000
Attendance fee	4 000	3 400

- The 2006 fees remain unchanged from 2005.

A summary of the SARS, LTIP and DBP is set out below:

SARS: Selected employees will receive annual grants of share appreciation rights, which are rights to receive shares equal to the value of the difference between the exercise price and the grant price less income tax payable on such difference. Vesting is subject to a performance condition determined by the board. The performance condition to be imposed for the initial grant on 1 July 2006 is a headline earnings per share condition over a three-year performance period. Retesting of the performance condition is permitted on the first and second anniversaries of the end of the performance period. Upon exercise, the company will settle the value of the difference between the exercise price and the grant price (less income tax) by delivering shares.

LTIP: Selected employees will receive annual grants of conditional awards. Vesting is subject to performance conditions set by the board at its discretion. The performance condition to be imposed for the initial grant on 1 July 2006 is a total shareholder return condition over a three-year performance period. No retesting of the performance condition is allowed. Upon exercise, the company will procure the delivery of shares to settle the value of the conditional award. Conditional awards which do not vest at the end of the three-year performance period lapse.

DBP: Selected employees will be permitted to use a portion of their after-tax annual bonus to acquire pledged shares. A matching award will be made to the participant after a three-year pledge period on the condition that the participant remains in the employ of any participating group company and retains the pledged shares over the period. The participant remains the full owner of the pledged shares for the duration of the pledge period and enjoys all shareholder rights in respect of the pledged shares. Pledged shares can be withdrawn from the escrow agreement at any stage, but the matching award is then forfeited.

There are specific provisions governing retirement, retrenchment, ill health, resignation and death for the SARS, LTIP and DBP.

Non-executive directors are currently not eligible to participate in any of the company's share incentive arrangements. Their fees consist of a retainer and an attendance fee for board and committee meetings.

The remuneration committee obtained a recommendation for remunerating the non-executive directors who serve on the restructuring oversight committee. This remuneration was approved by shareholders at the annual general meeting held on 22 September 2005. The remuneration committee has also obtained a recommendation for remunerating non-executive directors for their overall duties. These proposed fees have been included in the notice of annual general meeting set out on pages 84 to 86, for approval by shareholders.

Executive directors do not have fixed-term service contracts, nor does their term of employment include notice periods in excess of 12 months.

The remuneration committee reviewed the employment contracts of the executive directors and approved an amendment relating to a change in control. In this instance, either the company or the executive director may give six months written notice to the other party at any time during the period commencing on the date of a change in control and expiring six calendar months thereafter. Termination of employment in this circumstance will result in the executive director being paid the greater of one year's total cost to company and two weeks' total cost to company for each year of completed service, plus accumulated annual leave, a pro-rata performance bonus and all outstanding share incentives.

Attendance at remuneration committee meetings:

NAME	01.04.05	12.05.05#	21.06.05	23.06.05#	28.07.05	23.11.05	09.03.06	27.03.06#
C B Brayshaw (chairperson)	P	P	P	P	P	P	P	P
T R A Oliphant	P	P	P	P	P	P	P	P
M E Ramano	P	P	P	A	A	P	P	P
T A Wixley	P	P	P	P	P	P	P	P

P - Present A - Apologies # - Continuation meeting

The salient responsibilities of the remuneration committee, as contained in its mandate, are to:

- determine the company's remuneration philosophy and policy for executive and senior management. Remuneration for executive directors and senior management is agreed after reviews against industry surveys and performance;

- determine a suitable performance appraisal system for executive directors and senior management;

- review and recommend suitable share incentive schemes for executive directors and senior management;

- recommend to the board non-executive directors' fees for approval by shareholders. The responsibilities and fees for these directors at both board and committee level are benchmarked against the market, and changes are recommended to the board for consideration and final approval by shareholders; and

- recommend and implement evaluation processes for the board, directors and board committees.

The group chief executive officer and deputy group chief executive officer attend meetings of this committee but are recused during discussions and decisions regarding their own remuneration and benefits. Other members of executive management attend as appropriate.

The current remuneration for executive directors and senior management is competitive and aimed at attracting, retaining and rewarding executives for their skills and experience which they use to direct and manage the group's local and international activities. Remuneration is reviewed annually with reference to industry and general surveys and the individual performance of directors and senior management against their pre-determined objectives.

At least two meetings of the remuneration committee are held annually. One meeting focuses on annual salary increases and the other on approving bonus payments and share option allocations. During the year the remuneration committee held numerous additional meetings to review proposals for new long-term incentive plans for executive directors and senior management, taking into account local and international trends to attract and retain the required calibre of executive and senior management.

There are three components to executive remuneration. The guaranteed portion of remuneration comprises annual salary and benefits. Variable remuneration consists of a performance bonus linked to financial and operational objectives which are set and agreed upon at the beginning of the financial year. The financial and operational weightings reflect both group and individual objectives. These bonuses are based on the scope of responsibility and individual contributions made. The long-term performance component comprises various share incentive schemes designed to reward executives for achieving sustained earnings growth and to promote a retention strategy. Up until July 2005 share options were granted annually based on salary bands and performance. Vesting periods are as follows: up to 20% after two years; up to 40% after three years, up to 60% after four years and 100% after five years. Share options may be relinquished by option-holders in favour of cash bonuses equal in value to the gain if the options were exercised. All grants of options have a ten-year expiry period. There are specific provisions governing retirement, retrenchment, ill health, resignation and death. The last allocations under this scheme were made on 1 July 2005, with options granted under this scheme remaining in place until they lapse, expire or are exercised.

At the annual general meeting held on 22 September 2005, shareholders approved the implementation of the following three new share incentive schemes:

- Share Appreciation Rights Scheme (SARS);
- Long Term Incentive Plan (LTIP); and
- Deferred Bonus Plan (DBP).

In terms of the SARS, LTIP and DBP, executive directors and selected employees of the company and its subsidiaries will be awarded rights to receive shares in the company based on the value of these awards (after the deduction of income tax) when performance conditions have been met, and the awards have vested.

The company may not allocate more than ten per cent of its ordinary shares in settlement of benefits of all company share schemes over any rolling ten year period (including obligations under the old share scheme).

The new schemes are intended to align management and shareholder interests in that performance conditions governing the vesting of the scheme instruments are related to, inter alia, growth in earnings, share price and total shareholder return relative to targets which are intended to be stretching but achievable. Targets are linked where applicable to the company's medium term business plan, over rolling three-year performance periods.

SPECIAL RESOLUTIONS

A special resolution authorising the company or a subsidiary, by way of a general authority, to acquire shares in the company was approved at the annual general meeting held on 22 September 2005.

The following special resolutions were passed by subsidiaries:

Burgwyk Beleggings (Proprietary) Limited

The name was changed to Popcorn Cinema Advertising Sales (Proprietary) Limited. The main business and main object were changed to reflect the new business.

Johnnic Publishing Limited

The articles of association were amended to allow the acquisition of shares in its holding company, pursuant to the odd-lot offer.

DIRECTORS AND SECRETARY

The names of the directors in office are set out on pages 1 and 2 of the annual report. Mr Desai was appointed deputy group chief executive officer on 1 April 2005. Mr Benatar was appointed chief financial officer on the same date. On 21 June 2005 Mr Modise vacated his office as a director. Mr Jenkins relinquished his executive duties on 30 September 2005 and continues to serve on the board as a non-executive director.

In terms of article 15 of the company's articles of association, Messrs Desai, Jenkins and Wixley retire by rotation at the forthcoming annual general meeting. They are eligible and offer themselves for re-election.

The secretary of the company is Ms J R Matisonn. Her business and postal addresses appear on page 87.

DIRECTORS' RESPONSIBILITY AND OPINION

Having considered all statements of fact and opinion in this annual report concerning the company, the directors:

- accept, individually and collectively, full responsibility for such statements;
- consider that, to the best of their knowledge and belief, there are no omissions of material facts or considerations relating to the company which would make any statement of fact or opinion relating to the company contained in this annual report false or misleading; and
- as far as possible, have made all reasonable enquiries.

Further, the directors are of the opinion that:

- the issued share capital of the company is adequate for the purposes of the business of the company and its subsidiaries;
- the working capital available to the company and its subsidiaries is sufficient for the group's requirements for the foreseeable future;
- the consolidated assets of the company, fairly valued in accordance with International Financial Reporting Standards, exceed the consolidated liabilities of the company; and
- the company will be able to pay its debts as they become due in the ordinary course of business.

AUDITORS

The shareholders will be requested to re-appoint Deloitte & Touche as the independent auditors of the company.

SHAREHOLDERS' INTERESTS IN SHARES

The following registered shareholders held shares in excess of 5% of the issued ordinary shares of the company as at 31 March 2006:

	Number of shares	% of issued ordinary shares
Coronation	11 303 786	10,9
Allan Gray	10 538 248	10,2
Old Mutual	7 606 022	7,3

Further analysis of shareholders' interests in Johncom is provided on page 83.

DIRECTORS' INTERESTS IN SHARES

Mr Wixley and Ms Ramon beneficially held 4 000 and 519 shares respectively in the company's issued ordinary share capital as at 31 March 2006, and Mr Benatar held one share non-beneficially. No other directors held shares beneficially or non-beneficially, directly or indirectly, in the issued ordinary share capital as at 31 March 2006.

As at year end, the total number of share options held by directors was 845 404 (2005: 929 950) which represents 0,8% (2005: 0,9%) of the number of issued ordinary shares. These details are set out in the remuneration report on pages 32 to 36.

SHARE INCENTIVE SCHEMES

The company is limited to ten per cent of its ordinary shares in settlement of benefits under its share incentive schemes over any rolling ten year period.

The following information is provided in accordance with the provisions of the Johnnic Communications Limited share incentive scheme as at 31 March:

	2006	2005
Maximum number of ordinary shares which may be allocated	**10 382 116**	10 418 931
Number of options outstanding at 1 April	**5 365 450**	4 674 150
Number of options allocated during the year		
At allocation price of R24,00	**6 270**	520
At allocation price of R37,00	**1 516 990**	1 690 700
Number of options lapsed during the year	**(239 018)**	(325 850)
Number of options relinquished during the year	**(915 568)**	(674 070)
Number of options outstanding at 31 March	**5 734 124**	5 365 450
Number of ordinary shares which may still be allocated	**4 647 992**	5 053 481

Further information on the scheme is set out in Annexure 4 on page 82.

BOARD COMMITTEES

Details regarding the work of the board committees are contained in the corporate governance and risk management report set out on pages 19 to 22 and in the remuneration report on pages 32 to 36.

LITIGATION STATEMENT

There was no material litigation against the group during the year and at the date of this report.

DIVIDEND

As mentioned last year, the payment of a dividend was delayed until the implementation of the odd-lot offer. Accordingly, on 23 November 2005 a dividend (number 190) of 75 cents (2005: 40 cents) per ordinary share was declared payable on 19 December 2005 to shareholders registered on 15 December 2005.

On 20 June 2006 a dividend (number 191) of 100 cents per ordinary share was declared payable on 17 July 2006 to shareholders registered on 14 July 2006.

POST BALANCE SHEET EVENT

Agreement was reached effective 1 April 2006 with Warner Music International under which the Warner Music licence is permanently housed in a newly incorporated company, Warner Music Gallo Africa. Gallo Africa Limited has a 40% stake in this new company.

The directors are pleased to present their report, together with the audited annual financial statements, for the year ended 31 March 2006.

NATURE OF BUSINESS

Johncom has six business units, namely:

Media: comprises newspaper, magazine and digital publishing and distribution.
Music: produces and distributes music content.
Retail: represents the group's interests in Exclusive Books and Nu Metro Theatres.
Home Entertainment: supplies rental and retail outlets with home video product in DVD and VHS formats.
Books and Maps: publishes and distributes books and maps.
Africa: represents the group's interests in Africa outside the borders of South Africa.

These business units are serviced by the group operations platform including Nu Metro Distribution, Entertainment Logistics Services, Associated Music Distributors and Compact Disc Technologies.

Johncom has strategic holdings in the following companies:

Joint Ventures:

Electronic Media Network Limited: (38,6%) a pay television network.
SuperSport International Holdings Limited: (38,6%) a sports-related pay television network incorporating franchising, merchandising, and the ownership of professional sports teams.

Associate:

Caxton and CTP Publishers and Printers Limited: (37,4%) a printing, publishing and packaging company.

FINANCIAL PERFORMANCE

Attributable earnings amounted to R512 million (2005: R379 million), and headline earnings amounted to R506 million (2005: R376 million).

SUBSIDIARY COMPANIES

Interests in directly held subsidiaries are set out on page 78. The group's share of the attributable profits and losses of its subsidiaries after taking into account taxation and minority interests for the year ended 31 March was:

	31 March 2006 Rm	31 March 2005 Rm
Profits	**258**	2 367
Losses	**(84)**	(2 218)

The 2005 figures are not comparable due to the group's internal restructuring which was accounted for in that year.

SHARE CAPITAL

There was no change in the authorised share capital of the company. However, the number of the company's shares in issue reduced from 104 189 314 to 103 821 159 with effect from 10 October 2005 as a result of the implementation of an odd-lot offer.

ACQUISITION OF COMPANY'S OWN SHARES

At the last annual general meeting shareholders gave the company and its subsidiaries a general approval in terms of sections 85 and 89 of the Companies Act for the acquisition of shares of the company. As this general approval remains valid only until the next annual general meeting, shareholders will be asked at this year's meeting to consider a special resolution to renew this general approval until the following annual general meeting. At present, there are no plans to utilise this general authority.

TO THE MEMBERS OF JOHNNIC COMMUNICATIONS LIMITED

We have audited the annual financial statements and group annual financial statements of Johnnic Communications Limited set out on pages 29 to 82 for the year ended 31 March 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual financial statements and group annual financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2006, and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

DELOITTE & TOUCHE
REGISTERED AUDITORS

per M H Holme
Partner

20 June 2006

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park Woodlands Drive
Sandton

Deloitte & Touche National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting MG Crisp Financial Advisory L Bam Strategy CR Beukman Finance TJ Brown Clients and Markets SJC Sibisi Public Sector and Corporate Social Responsibility NT Mtoba Chairman of the Board J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request

The annual financial statements and group annual financial statements which appear on pages 29 to 82 were approved by the board of directors on 20 June 2006 and are signed on its behalf by:

M E RAMANO
CHAIRPERSON

P C DESAI
DEPUTY GROUP
CHIEF EXECUTIVE OFFICER

H BENATAR
CHIEF FINANCIAL OFFICER

Certificate by the company secretary

In terms of section 268G (d) of the Companies Act, 1973, as amended, I certify that to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 31 March 2006 all returns required of a public company in terms of the Companies Act, and that these returns are true, correct and up to date.

J R MATISONN
COMPANY SECRETARY
JOHANNESBURG
20 June 2006

The directors are required by the Companies Act in South Africa to maintain adequate accounting records and to prepare annual financial statements which fairly present the state of affairs of the company and the group as at the end of the financial year and the profit or loss for that year, in conformity with International Financial Reporting Standards and the Companies Act in South Africa. The annual financial statements are the responsibility of the directors and it is the responsibility of the external auditors to report thereon. The report of the independent auditors to the members of the company is set out on page 28.

To enable the directors to meet their responsibilities, the board sets standards and implements systems of internal control aimed at reducing the risk of error or loss, in a cost-effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the group and all employees are required to maintain the highest ethical standards in ensuring that the group's business practices are conducted in a manner which is above reproach.

The directors are of the opinion, based on the information and explanations given by management, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the annual financial statements and maintaining accountability for assets and liabilities.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The annual financial statements are based on appropriate accounting policies supported by reasonable and prudent judgements and estimates, and comply with International Financial Reporting Standards.

The directors are of the opinion that the annual financial statements fairly present the financial position of the company and of the group as at 31 March 2006, and the results of their operations and cash flows for the year then ended.

The annual financial statements have been prepared on a going concern basis and the directors have every reason to believe that the business will continue to operate as a going concern in the year ahead.

	2006	2005	2004	2003	2002
Performance per ordinary share					
Attributable earnings (cents)	**492**	364	176	87	2 608
Headline earnings (cents)	**486**	361	166	151	233
Dividends (cents)	**75**	40	30	—	—
Net book value (cents) [1]	**2 254**	1 872	1 561	1 504	1 536
Returns and profitability ratios					
Return on assets (%) [2]	**12,9**	11,6	6,9	3,6	21,6
Return on average shareholders' funds (%) [3]	**23,6**	21,0	10,9	9,9	7,7
Solvency and liquidity ratios					
Gearing (%) [4]	**(22,1)**	(12,8)	(18,8)	3,4	24,6
Interest cover (times) [5]	**17,7**	9,7	5,8	1,3	3,0
Current ratio [6]	**1,6:1**	1,3:1	1,7:1	1,4:1	1,1:1
Long-term borrowings to total assets (%)	**0,4**	0,4	0,6	1,0	0,7
Share performance					
Number of ordinary shares in issue					
– at end of year (000's)	**103 821**	104 189	104 189	104 189	104 189
– weighted average during year (000's)	**104 015**	104 189	104 189	104 189	104 189
Closing price (cents per share)	**6 099**	3 730	2 062	1 378	1 250
Market capitalisation (Rm)	**6 332**	3 886	2 148	1 436	1 302

Definitions

(1) Interest of Johnnic Communications Limited shareholders divided by the number of ordinary shares in issue at year end

(2) Profit for the year as a percentage of the average of the opening and closing balances of total assets

(3) Headline earnings as a percentage of the average of the opening and closing balances of ordinary shareholders' interest

(4) Interest bearing liabilities (long-term and short-term) net of positive cash balances, as a percentage of total equity

(5) Profit from operations before exceptional items divided by finance costs

(6) Current assets divided by current liabilities

Return on assets (%)


12,9
11,6
6,9
3,6
21,6
2006
2005
2004
2003
2002

Return on average shareholders' funds (%)


23,6
21,0
10,9
9,9
7,7
2006
2005
2004
2003
2002

- 2002 includes MTN Group Limited which was unbundled on 9 July 2001.
- Operating leases accounted for on the cash basis for 2002-2003.
- 2002 to 2004 prepared in accordance with SA GAAP in force during those financial years.

	2006 Rm	2005 Rm	2004 Rm	2003 Rm	2002 Rm
Income statement – extracts					
Revenue	**4 651**	4 080	2 698	3 332	5 475
Profit from operations before exceptional items	**443**	360	109	80	434
Net finance income (costs)	**27**	(7)	14	(33)	(117)
Taxation	**(177)**	(125)	(28)	(139)	(224)
Minority interest	**(14)**	(5)	(5)	(15)	(93)
Attributable earnings	**512**	379	184	90	2 718
Headline earnings	**506**	376	173	157	243
Balance sheet – extracts					
Property, plant and equipment	**360**	357	203	328	408
Intangible assets	**378**	370	49	44	109
Other non-current assets	**1 226**	1 140	1 036	995	1 052
Bank balances, deposits and cash	**653**	454	416	291	244
Other current assets	**1 642**	1 558	1 050	1 041	1 333
Total assets	**4 259**	3 879	2 754	2 699	3 146
Interest of Johnnic Communications Limited shareholders	**2 340**	1 950	1 626	1 567	1 601
Minority interest	**53**	42	28	8	27
Total equity	**2 393**	1 992	1 654	1 575	1 628
Non-current liabilities	**405**	373	257	143	132
Current liabilities	**1 461**	1 514	843	981	1 386
Total liabilities	**1 866**	1 887	1 100	1 124	1 518
Total equity and liabilities	**4 259**	3 879	2 754	2 699	3 146
Cash flow statement – extracts					
Net cash generated by operations	**533**	426	144	211	760
Net cash from operating activities	**368**	305	113	135	604
Net cash (used in) from investing activities	**(8)**	(292)	265	230	(1 126)
Net cash (used in) from financing activities	**(72)**	(23)	(164)	(21)	(276)
Cash and cash equivalents at end of year	**622**	335	332	116	(216)

Revenue (Rm)


4 651
4 080
2 698
3 332
5 475
2006
2005
2004
2003
2002

Headline earnings (Rm)


506
376
173
157
243
2006
2005
2004
2003
2002

- 2002 includes MTN Group Limited which was unbundled on 9 July 2001.
- Operating leases accounted for on the cash basis for 2002 and 2003.
- 2002 to 2004 prepared in accordance with SA GAAP in force during those financial years.

implemented to enable any suspected irregularity involving employees, shareholders and third parties who have a business relationship with Johncom to be reported, with appropriate action then taken.

Catastrophe insurance and contingency plans are in place to ensure ongoing product service delivery under adverse conditions.

The board is satisfied that an adequate ongoing risk management process is in place which identifies, evaluates and manages the key risks faced by the group.

Directors' responsibility

The directors acknowledge their responsibility for the adequacy of the accounting records, the effectiveness of risk management and the internal control environment, the appropriateness of accounting policies, and the bases of estimates and provisions. The directors also acknowledge their responsibility for preparing the annual financial statements, adhering to applicable accounting standards, and preparing related information which fairly presents the state of affairs and the results of the company and of the group.

Going concern

The directors confirm that they are satisfied that the company and the group have adequate financial resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing the annual financial statements and the board has minuted the basis for this.

INTEGRATED SUSTAINABILITY REPORTING

Johncom takes into account economic, social, cultural, safety, health and environmental concerns in the conduct of its business. It recognises its obligation to ensure the safety and health of its employees and the social upliftment of underprivileged communities.

Details of Johncom's integrated sustainability activities are contained in the employment equity and human capital report, the corporate social investment report, and the environment health and safety report which appear on pages 12 to 18.

BUSINESS ETHICS INCLUDING CODE OF CONDUCT

The group maintains the highest standards of compliance with applicable laws and regulations. All dealings with stakeholders are predicated on the principles of integrity and ethics. The code of conduct and ethics is incorporated into the group human resources manual and has been communicated within the group, and with external parties. Johncom conducts its business through fair and commercially-competitive practices and trades with suppliers who subscribe to similar ethical standards.

SHARE DEALINGS BY DIRECTORS AND MANAGEMENT

In line with best practice and regulatory and statutory obligations, directors and management may not deal directly or indirectly in the company's shares during specific closed periods. This includes participants in the Johnnic Communications share incentive scheme. These closed periods operate from year end to the announcement of the annual results, and from the half-year end to the announcement of the interim results.

Restrictions on share dealings are also applied during any other period considered sensitive in terms of the requirements of the JSE Limited.

COMMUNICATIONS WITH STAKEHOLDERS

The chairperson and executive directors regularly engage in dialogue with major shareholders, institutional investors and analysts. A presentation is made annually to analysts, institutional investors and the media when announcing year-end results. The company also disseminates relevant information to the media on pertinent matters.

Johncom is actively engaged in a variety of industry bodies, including the World Association of Newspapers, Print Media South Africa, The Southern African Federation Against Copyright Theft, the Recording Industry of South Africa, the Publishing Association of South Africa and the Internal Map and Travel Association, through funding and also by means of executive directors and senior management taking leading roles in industry issues.

Further details of the company's activities in relation to its stakeholders appear on pages 12 to 18.

Johncom has a share care line to address shareholder queries. There were still 1 619 certificated shareholders at 31 March 2006. Shareholders are reminded that they are unable to deal in their shares unless they are dematerialised. The contact details of the share care line are on page 87 of this annual report.

During the year, Johncom implemented an odd-lot offer to shareholders holding less than 100 shares. Following the odd-lot offer, 391 127 shares were sold, and 22 972 shares were purchased by odd-lot holders.

Shareholders are encouraged to attend the annual general meeting of the company, and to put questions to the board and the chairpersons of the audit and remuneration committees. Financial results are published in the press, with shareholders receiving a copy. Extensive information is also provided on the company website at www.johncom.co.za.

Attendance at the nominations committee meeting:

NAME	20.09.05
M E Ramano (chairperson)	P
D M Mashabela	P
T A Wixley	P

P - Present

Executive committee

The executive committee meets quarterly. The members at 31 March 2006 were A C G Molusi (chairperson), H Benatar, P C Desai, F Amaral, M Cawe, B C Pottinger, M W Robertson, H C Trollip, F Withers and B D Wootton.

The executive committee's mandate is to review and debate issues before referring them to the board, to address business which, in the best interests of the company, should not be delayed until the next board meeting, and to decide on routine matters which are not necessary to elevate to the board.

Operational management committee meetings are held quarterly, ensuring the appropriate oversight of the key businesses at an executive level. Group issues raised at the operational management committee level are referred to the executive committee for consideration.

COMPANY SECRETARIAL FUNCTION

The company secretary is required to provide the directors, collectively and individually, with detailed guidance on their duties, responsibilities and powers. Directors have unlimited access to the advice and services of the company secretary, who plays an active role in the corporate governance process.

The company secretary assists in determining the annual board plan and board agenda, and in formulating governance and board-related issues. The company secretary is also closely involved in the induction and orientation of new directors, providing a comprehensive pack of information relevant to their duties and making arrangements for them to meet with key executives, visit operations and meet with the company's stock exchange sponsor.

ACCOUNTABILITY AND AUDIT

External audit

The external auditors are responsible for reporting on whether the financial statements are fairly presented in conformity with International Financial Reporting Standards and the Companies Act in South Africa. The external auditors offer reasonable, but not absolute, assurance on the accuracy of financial disclosures. The preparation of all financial statements is the responsibility of management and the board.

Consultation occurs between external and internal auditors to ensure an efficient audit process. Co-ordination of efforts involves periodic meetings to discuss matters of mutual interest, the exchange of working papers, and a common understanding of auditing techniques and methods. The audit committee determines the principles for approving the use of the external auditors for non-audit services.

Internal audit

The board, under the guidance of the audit committee, is satisfied that the group has an effective internal audit function which operates in accordance with terms of reference established by the board. The internal audit function is provided by an in-house internal audit department as well as by the external service provider, Sizwe Ntsaluba VSP. The roles and functions of both sets of internal auditors are defined by the standards of the Institute of Internal Auditors.

Internal audit provides an independent, objective assurance which adds value to business processes and to management in a manner which enhances the group's operations. It assists the group in accomplishing its objectives by bringing a systematic, disciplined approach to evaluating the effectiveness of the group's risk management, control and governance processes.

Internal audit plans cover matters identified in risk management assessments as well as issues highlighted by the board, the audit committee, executive directors and senior management. The audit committee approves the internal audit work plan.

Financial and operational risks and controls

Risk governance operates within a strongly-defined structure which is agreed by the board and monitored by the audit committee. The objectives are to identify the level of risk appropriate to the group, taking into account the need to increase shareholder value through an entrepreneurial culture and ensuring that the group achieves its objectives. Risk identification includes both actual and potential risks. The potential impact of key risks is quantified and measured against a broad set of assumptions.

Mitigation of risks and compensating controls are implemented and monitored. This process is recorded in a critical risk areas document which covers a broad range of issues including physical and operational risks, human resources risks, technology risks, business continuity and disaster recovery risks, credit and market risks, and compliance risks. All operational management committees review and update their own critical risk areas documents at least twice a year.

Systems of internal financial controls include written policies and procedures and clearly defined lines of responsibility and accountability. Actual results are reviewed and discussed at executive committee and board levels.

Operational risks are managed to acceptable levels by ensuring that the appropriate infrastructure, controls, systems and people are in place across the group. An independent hotline has been and Wixley. Other board members attend these meetings when appropriate. The current advisors to this committee are Nedbank Capital, a division of Nedbank Limited. This committee will be dissolved once its mandate has been fulfilled.

Audit committee

The salient responsibilities of the audit committee, as contained in its mandate, are to:

- review the half-year and year-end financial results and to make recommendations to the board;
- consider the accounting policies, disclosures, significant provisions and estimates, and other potentially controversial financial issues;
- assess financial and operational risk areas, systems of internal controls, policies and procedures for controlling the company's assets and information systems, the integrity and reliability of the financial reporting process, staffing of key financial functions, and compliance with regulatory matters;
- review the risk philosophy, strategy and policies and to ensure compliance with these policies and with the overall risk profile of the company;
- monitor management's response to reported weaknesses in controls and deficiencies in systems, and to monitor the effectiveness of corrective action implemented;
- review serious cases of fraud, breakdowns in controls, reported control weaknesses, and to monitor management's response to these issues;
- evaluate the independence and effectiveness of the external auditors and to consider whether any non-audit services rendered by the external auditors impair their independence; and
- evaluate the effectiveness of the internal auditors and of the internal audit function.

All members of the audit committee are financially literate with extensive experience in the activities of the committee. Executive directors, the external and internal auditors as well as senior financial management attend audit committee meetings, three of which were held during the year under review. At the conclusion of these meetings, the committee meets separately with management and with each set of auditors for candid discussions on any issues which might require attention.

The internal and external auditors have unrestricted access to the chairperson and members of the audit committee.

During the year, the audit committee met to review the implementation of International Financial Reporting Standards and to recommend the options to be elected to the board.

Attendance at audit committee meetings:

NAME	14.06.05	06.09.05	17.11.05
T A Wixley (chairperson)	P	P	P
C B Brayshaw	P	P	P
D M Mashabela	A	P	P
W S Moutloatse	P	P	P
K C Ramon	P	P	P

P - Present A - Apologies

Remuneration committee

The remuneration committee's mandate is to determine the company's remuneration philosophy and policy for directors and senior management, for recommendation to the board.

Full details are set out in the remuneration report on pages 32 to 36.

Investment and restructuring committee

This committee's mandate is to review potential acquisitions and disposals in terms of clearly-defined criteria and to make recommendations to the board.

During the year, this committee considered various investments for the group, both internally developed and external opportunities.

Attendance at investment and restructuring committee meetings:

NAME	28.09.05	17.11.05
D M Mashabela (chairperson)	P	P
W S Moutloatse	A	P
M E Ramano	P	A
K C Ramon	P	P

P - Present A - Apologies

Nominations committee

The nominations committee is responsible for recommending new executive and non-executive directors to the board, taking into account best practice regarding the composition of the board in general and the balance between executive and non-executive directors, including independent directors.

The committee held one meeting during the year to review the composition of the board and its representation on the boards of its key investments.



PRINCIPLES AND IMPLEMENTATION OF CORPORATE GOVERNANCE

The directors of Johncom are committed to the principles of corporate governance set out in the King Report on Corporate Governance for South Africa – 2002 (King II) and international best practice, and are ultimately responsible for the performance and affairs of Johncom. This includes a strong focus on compliance with the qualitative aspects of corporate governance to ensure that implementation matches the needs of the business.

BOARD OF DIRECTORS

The company has a unitary board. At year end, there were seven independent non-executive directors, one non-executive director and three executive directors. Changes in the directorate are detailed on pages 1 and 2 of this annual report and in the directors' report on page 31.

The board believes that its directors have a diverse range of expertise and experience, and recognises the need to increase its female representation.

The board has a clearly defined charter which sets out its roles and responsibilities, and is closely aligned to the requirements of King II. The board is responsible for setting the direction of the company. Annual strategy review meetings enable comprehensive objectives to be developed for the group, its divisions, executives and senior management. The board oversees and monitors the progress of the business at quarterly board meetings, with additional meetings held as required. Board meetings are conducted within the parameters of the board charter. Strategy, financial and operational performances, investment opportunities and transformation are debated thoroughly before decisions are taken by the board.

The board has an approvals framework in place which is regularly reviewed and updated. It clearly sets out the authority levels for the board, its committees and executive management. Matters specifically reserved for the board's decision include adopting the strategic direction of Johncom, appointing the group chief executive officer and certain other key senior executives, approving financial reports for public disclosure, approving the business plan, budget and financial policies, reviewing operating results, the risk management strategy, the effectiveness of corporate governance practices and policies, and approving significant capital expenditure.

The roles of chairperson and group chief executive officer are separate. The chairperson provides overall leadership to the board without limiting the principles of collective responsibility for board decisions. The chairperson has no executive functions. The group chief executive officer takes responsibility for the effective and efficient running of the company on a day-to-day basis, including key investments and associates. The deputy group chief executive officer manages Johncom's business operations and resources to ensure there is a common focus and maximised operational performance.

All board members are required to disclose their shareholdings in Johncom, other directorships and any potential conflicts of interest. Directors do not participate in any discussions and decision-making on matters in which they have an interest.

Attendance at board meetings:

NAME	20.04.05#	01.06.05#	21.06.05	03.08.05	06.09.05#	20.09.05	23.11.05	27.03.06
M E Ramano (chairperson)	P	P	P	P	P	P	P	P
A C G Molusi	P	P	P	P	P	P	A	P
P C Desai	P	P	P	P	P	P	P	P
H Benatar	P	P	P	P	P	P	P	P
C B Brayshaw	P	P	P	A	P	P	P	P
P M Jenkins	A	P	P	P	P	P	P	P
D M Mashabela	P	P	P	P	P	P	P	P
J R D Modise*	Ab	Ab	Ab	—	—	—	—	—
W S Moutloatse	P	P	P	P	P	P	P	P
T R A Oliphant	P	A	P	A	P	P	P	P
K C Ramon	P	P	P	P	P	P	P	P
T A Wixley	P	P	P	P	P	P	P	P

P - Present A - Apologies # - Special board meeting
Ab - Absent * Office vacated 21 June 2005

BOARD COMMITTEES

The board has established several permanent committees to assist it in discharging its responsibilities and obligations. There is an audit committee, remuneration committee, investment and restructuring committee, nominations committee and executive committee. The board has documented and approved mandates which delegate specific responsibilities to these committees. All committees report to the board on their activities. The board is cognisant that this does not detract from its ultimate accountability for the affairs and performance of the company.

During the year, the members of the permanent board committees (other than the executive committee) consisted of non-executive directors. Executive management and outside service providers and experts attend by invitation as required. The board is satisfied that all committees have discharged their responsibilities satisfactorily, in accordance with their terms of reference, during the year under review.

In the 2005 financial year, a restructuring oversight committee was established with a mandate to assist the board in developing and implementing an appropriate black economic empowerment strategy. This committee is still in place and is chaired by Mr Ramano. The other members of this committee are Messrs Brayshaw, Jenkins, Mashabela at all times. Sites are inspected annually by the Department of Labour. Trained first aiders and fire marshals are in place in the rest of the group and are responsible for the safety of all staff at their operations. Regular fire drills ensure that staff know how to react in an emergency.

The group has contracted ER24 as a working partner to assist with training and emergencies.

SECURITY

Johncom is a member of the Rosebank Management District police forum which manages security in the area and creates jobs.

RELATIONS WITH SURROUNDING COMMUNITIES

As Johncom House is in a residential area, management has an agreement with the Rosebank Management District and its residents to minimise night-time lighting.

All other operations are in commercial areas which do not require these procedures.

GUIDELINES FOR SUPPLIERS AND BUSINESS PARTNERS

Johncom has guidelines on labour standards and human rights which govern its relationships with suppliers and business partners.

Labour standards

Johncom expects its suppliers and business partners:

- not to use workers under compulsory school age;
- not to use compulsory labour such as prison workers;
- not to enforce a working week which exceeds 45 hours;
- to allow employees at least one day off for every 17 days worked; and
- to offer remuneration which complies with prevailing laws and which matches local practice.

Freedom of association and working conditions

Johncom expects its suppliers and business partners to:

- respect the rights of individuals in terms of freedom of association;
- offer a safe and healthy work environment;
- demonstrate full compliance with local laws and regulations; and
- support diversity.

Commitments to suppliers and business partners

- Johncom selects suppliers on merit while also assessing black economic empowerment credentials.
- Johncom is committed to building mutually-beneficial relationships with its major suppliers and business partners.
- Johncom is committed to providing existing and potential suppliers with clear criteria for decisions on major supply contracts.
- Johncom respects the patents, trademarks, copyrights, proprietary information and trade secrets of its suppliers and business partners.

Sustainable development of the environment and the right of people to a healthy environment in which to work and live is a principle Johncom fully endorses. A board-approved policy defining sound environmental practices has been disseminated to employees so that they understand and adhere to their responsibilities and obligations regarding environmental matters.

As a group, we have identified the following objectives:

- to promote social and environmental responsibility through our business activities;
- to reduce potential reputation and financial risk associated with investments or relationships with suppliers showing disregard for environmental, ethical and social issues;
- to actively seek and promote business relationships with companies involved in cleaner production and other environmentally-friendly processes; and
- to be a leader in the development of sound ethical, social and environmental practices relevant to our areas of operations.

In line with this policy, employees who identify real or potential health or safety risks to staff or the wider community must report these to the appropriate manager.

PAPER PURCHASING

Johncom is a major consumer of paper, particularly through our newspaper, magazine and book publishing enterprises. Accordingly, our paper-purchasing policy requires that:

- paper suppliers comply with environmental laws and regulations;
- where possible and viable, Johncom uses paper products with recycled content;
- Johncom works with suppliers to ensure that its paper is from certified, well-managed forests; and
- Johncom rejects illegal logging of old-growth forests.

PAPER RECYCLING

Johncom recycles used paper internally to ensure it does not end up in landfills. Assisted by an environmental management company, we separate non-environmentally friendly waste from recycling waste on site.

BUILDING AND FACILITIES MANAGEMENT

A dedicated division is responsible for the group's properties, including any direct impact on the environment. This centralised building and facilities management function relies on business unit heads for assistance with environmental issues.

The group's property portfolio comprises 27 500m² of leased premises and 7 200m² of owned property. This portfolio is continually reviewed to ensure that property requirements meet the environment, health and safety needs of the business.

CLEAN AIR

A clean air and non-smoking policy is enforced in all group premises. Appropriate processes are in place to maintain clean air standards.

TOXIC GASES

Johncom head office uses home-gas for its canteen facility because municipal gas is not available in the area. The gas is safely stored as prescribed by legislation. The company also removes halon gas from the IT environment and replaces it with a dry nitrogen.

WATER USAGE

Johncom's head office water use does not have a significant environmental impact. Despite this, we actively pursue water-efficiency initiatives, such as speedily repairing leaks, and using borehole water for irrigation. Water use at all other operations is managed by the local maintenance departments.

ENERGY

Johncom's primary energy source is electricity. At head office, numerous energy efficiency measures are in place. Energy is managed by the local maintenance departments at all other operations.

HEALTH AND SAFETY

Johncom's head office health and safety committee manages a team of trained first aiders and fire marshals responsible for incidents or accidents in their designated areas. Refresher courses are conducted annually. Head office fire marshals are also responsible for ensuring all fire equipment is serviced regularly and that fire escapes are accessible

Music

- Gallo's annual charity golf day raised R220 000 for the Topsy Foundation. Topsy offers medical and social welfare services, including antiretroviral treatment, to thousands of people in under-serviced communities. Topsy also provides in-house care to a group of orphaned and vulnerable children, and its poverty alleviation and training programme provides employment for rural women who manufacture a range of export-quality fashion accessories. In recognition of the support shown to the Topsy Foundation by the Music division, the newly-built community outreach centre at the Topsy Sanctuary was named Gallo House.

- Through its relationship with artist Phil Collins, Gallo also donated R590 000 of royalties to the Topsy Foundation.

- Gallo donated over R200 000 to various charities for poverty alleviation programmes.

Group Operations

- CDT donated R25 000 to the 94.7 Highveld Stereo Aids Day telethon, raising funds for Sparrow Ministries.

- Nu Metro Film Distribution provided free screenings of the movie Drum to 1 600 people in a number of communities in partnership with the National Department of Arts and Culture, the Tshwane Metropolitan Council and other stakeholders including NGOs, community-based organisations, local government and cultural groups.

- ELS adopted the baby sanctuary, All Our Children First, with management and staff of ELS having worked very hard towards fund-raising and collecting toys and food items for the sanctuary.

SUPPORT FOR EDUCATION

As a media company, Johncom is acutely aware of the responsibility of its publications to South African society. Our editors are committed to supporting a free, open and democratic society and group policy requires that all journalists in the group strive to ensure that their reporting is fair, balanced, accurate and responsible.

A media development trust supports educational grants specifically aimed at ensuring that the highest standards in journalism are maintained. The status of Johncom's various long-term commitments is detailed below.

- Completion of the new home for the Rhodes University School of Journalism and Media Studies, a facility which has educated many graduates who now work for Johncom. The R4,6 million donated by Johncom over five years in 2004 (R1,8 million paid in the current year) is being used for the top floor of the Africa Media Matrix building. This building houses the school's sophisticated and flexible print media and internet sections, with four large computer laboratories for photo-processing, design and layout, writing and new media. Johncom also supports other initiatives at the university including a schools' festival competition and a chair of new media.

- Johncom committed R1,2 million over three years in 2004 to the highly successful Johncom Pearson Journalism Training Programme, focusing on financial journalism training to fast-track selected candidates. A further R4,3 million was committed, with R2,8 million paid during the year. In January 2006, through this program, Johncom Media and BDFM were the first media houses to offer registered learnerships to 12 learners. The programme is accredited by MAPPP Seta and has received funding from the Seta. The programme gives career guidance presentations on journalism to schools and conducts practical journalism workshops at universities.

- The final R120 000 payment of a total three-year commitment of R555 000 was made to the University of the Witwatersrand Journalism School to fund a newsroom laboratory which serves as a training room. The laboratory is also used to produce the weekly student newspaper, Vuvuzela, which is an important training ground for students.

with the long-term aim of having the project run by local residents, excellent progress is being made in developing the required skills and professional competencies from logistical needs like drivers' licences to computer skills, administration and translation services. With ongoing skills development, two trainers in home-based care are now running courses to train staff in antiretroviral treatment and in caring for dying children.

- Women Against Child Abuse was granted R150 000 (2005: R250 000) for its Kidz Clinic and Taming Your Tokoloshe education programme in East Gauteng schools which focuses on awareness and prevention of child abuse. Teachers have lauded the programme for sending a strong message to perpetrators of child abuse that children are being educated and taught not to keep secrets about sexual abuse. During the year, over 11 000 learners benefited from exposure to the programme.

- Phedisang, in Limpopo, was granted R100 000 (2005: R100 000) to maintain its kitchens in the rural towns of Enable, Turkey, Worster and Butswana. Identified orphaned and vulnerable children in these communities are fed two meals a day, seven days a week. During the year, the number of children benefiting from the program increased and Phedisang was also able to devise and test a method of opening new hubs.

Other grants which fell within the CSI committee's mandate were also made during the year.

Operational investment

Johncom's operations made numerous social investments, some of which are detailed below.

Media

- By the end of 2005, three-quarters of the R10 million raised by the Sunday Times and other partners for the tsunami disaster fund had been allocated to projects for caring for affected children and housing reconstruction.

- The Sunday Times planted a winter vegetable garden for the Powa shelter for abused women in Vosloorus, and bought panel heaters with royalties donated by David Bullard from the sale of his book.

- The annual Community Builder of the Year award, sponsored by the Sowetan, Old Mutual and the SABC, recognises unsung heroes and heroines throughout South Africa who have dedicated themselves to helping the needy.

- Mama Angel, an integral part of the Sowetan, assists readers in working to develop their communities and perpetuates legendary former editor Dr Aggrey Klaaste's nation-building philosophy.

- The Herald VW Cycle Tour in February 2006 raised more than R40 000 for charity and social upliftment. R20 000 was distributed by co-organisers, Round Table, to charities and the balance used to develop cycling among the previously disadvantaged.

- The Daily Dispatch provided R20 000 in editorial space for the Daily Dispatch Film Festival, with profits from the film supplement donated to Arcadia Rotary and the Daily Dispatch Children's Fund.

- The Financial Mail raised nearly R4 million from corporates and private sponsors to provide remote schools with reading books, portable libraries and teacher training as part of the Rally to Read project. Each May, sponsors join the Financial Mail and its partners, McCarthy Motor Holdings and the Read Education Trust, to deliver these books, often in 4x4 convoys. In 2005, Rally to Read supported 135 schools in eight provinces, providing education for more than 30 000 children.

- MIMS donated copies of MIMS Monthly and MIMS Desk Reference to the University of Pretoria's department of medicine for sale to students. Proceeds are used to buy books for the university library. MIMS also donated medical books to the Peoples' Dispensary for Sick Animals for use by voluntary workers.

Retail

- The Exclusive Books Reading Trust shares the pleasure of books and reading with as many children as possible. To date, Exclusive Books has distributed over half a million books, worth over R25 million, and has donated an entire library to the community of Zamimpilo, an informal settlement south of Johannesburg.

- Exclusive Books participated in the construction and stocking of a community library in Ndodeni, a remote village in the southern Drakensberg of KwaZulu-Natal. The handover of the library to the Family Literacy Project in March 2006 marked the celebration of a R300 000 facility which will make a difference to the people of Ndodeni. The library occupies a large room, with a second room available for adult education classes. The new building is the only brick structure in the village and will hopefully become the focus of community activities.

Books and Maps

- Books with a retail value of R370 000 were donated to over 50 educational and welfare organisations including the Western Cape Community Trust, St Luke's Hospice, Langebaan Animal Care and Michael Oak Waldorf School.

Home Entertainment

- DVDs were donated to Rosca Children's Shelter in Southgate as part of the sixteen days of activism against women and children abuse.

As a responsible corporate citizen, Johncom contributes to the social development and empowerment of the broader community in South Africa through various corporate social investment (CSI) initiatives at group and operational levels.

Group investment

Annually, 1% of after-tax profits is allocated to the CSI committee, comprising senior executives, for projects aimed at supporting major national and regional initiatives. The committee meets bi-annually to review applications which comply with its mandate, and a grant-making specialist consultant attends meetings by invitation.

Operational investment

Johncom's business units support CSI initiatives related to their specific activities or locations. Operational chief executives or senior executives control divisional CSI budgets and grants and report on their activities to the Johncom CSI committee.

AREAS OF FOCUS

Group investment

Johncom has selected three areas of focus where it can make a significant impact:

- education, training, skills development and literacy;
- life-threatening illnesses, in particular assisting those impacted by life-threatening diseases via credible support structures. This initiative includes HIV/Aids orphans and vulnerable children; and
- women's empowerment, focusing on abused women.

Johncom's CSI programme does not support commercial ventures, religious organisations, overseas tours and exchanges, individuals, sporting activities or bursaries. We do provide study bursaries in specific disciplines through our human resources initiatives.

Given Johncom's aim to support projects for three-year periods, seven major projects were supported at group level during the year, all of which received funding in the previous year. Applications are required annually, despite our longer project horizon, and Johncom analyses the merits of each appeal. The status of our current projects is detailed below.

- R150 000 (2005: R250 000) was granted to Food and Trees for Africa in Limpopo to maintain community food gardens at Hluvukani, Ludlow and Murhotso clinics. The gardens were planted with vegetables, herbs and maize and helped to improve health at the clinics. The project aims to train and transfer skills, knowledge and information to volunteers. The project also helps create a conducive and healthier environment for patients and the local community. Project members acquire skills in plant care and propagation, soil preparation, water conservation, harvesting and bed design. A nursery was constructed, and an irrigation system and pump were installed, at the Hluvukani permaculture project. The income generated is reinvested in the projects.

- Kids Haven in Gauteng received R100 000 (2005: R100 000) to provide a diverse education programme which caters for the specific needs of each child. The key objectives of Kids Haven are to provide children with a secure environment and a suitable educational programme. Many of these youngsters were previously street children and received very little formal education. Children benefit from age-appropriate, in-house bridging school facilities at Kids Haven before moving on to local schools. Life skills programmes run concurrently with other educational programmes. The high standard of the life skills programmes has been acknowledged by the International Labour Organisation.

- R150 000 (2005: R250 000) was granted to READ in the Eastern Cape for the Queenstown High School project which aims to improve school management practices, teacher and classroom practices, and literacy levels in ten secondary schools. These schools were selected by the Department of Education to improve their school-leaver results. The district has severely under-resourced schools and the basic educational level of teachers and learners is lower than other areas in the country. After only one year of implementation, the READ programme made significant progress in equipping teachers with necessary skills, and the grade 12 results improved by 15% in the 2005 examinations. By improving the skills of teachers, the programme ensures the transfer of these skills in future and the intention is to replicate this sustainable model nationally. READ has also revised its courses to meet the needs of the Cofimvaba/Lady Frere district. This review gave READ the opportunity to audit and redesign its courses to reflect current methodologies and best practices in high school teaching.

- Tiger Kloof Educational Institute, a South African heritage site in North West Province, was granted R250 000 (2005: R250 000) for its programme of experiential learning opportunities for learners and educators. The funding will be allocated mainly to building permanent structures with the balance used for under-resourced school camps. Activities are designed to nurture a love of the environment and to develop skills and values which will help address social and educational problems encountered in under-resourced schools in the region. Outcomes include team-building, leadership, problem-solving, conflict resolution, spiritual awareness and a positive self-image. Once the centre is fully developed, courses will include adventure activities such as rock climbing and abseiling. The facility benefits learners at Tiger Kloof, and is made available to local under-privileged schools.

- Ingwavuma Orphan Care in KwaZulu-Natal was granted R150 000 (2005: R200 000) to assist with community care, educating and feeding orphaned and vulnerable children. Funding also contributes to staff training, teacher workshops and school programmes. In line

HUMAN CAPITAL DEVELOPMENT

The increasing competition, consumerism and ever changing markets within the media and entertainment industry pose huge challenges to the group's differentiated customer value proposition. Central to the group's successful implementation of a customer-centric strategy is the management and development of key talent. In the pursuance of this objective, the group has recognised that it is characterised by diverse business units with different products and markets and hence differing skills bases. To respond appropriately to these challenges, attraction and retention of niche skills and customisation of training and development is a necessity. A number of training methodologies are applied pro-actively and re-actively to enhance competency levels, and to ensure the competitiveness of talent across business units. Measurement tools are in place to ensure that there is evidence of return on investment on training.

EMPLOYEE WELLNESS

Within Johncom, employee wellness is a business imperative and the group strives to maintain and promote a healthy employee profile. The availability of specific health-related human resources policies and practices ensure effective delivery of employee wellness interventions. To complement these efforts, Johncom recently conducted a group-wide health audit. One side of the health audit delved into psychological aspects, in particular looking at work and home life balances. The other aspect looked at psychological dimensions which have an impact on the job and productivity of employees. Those who participated in the health audit had the benefit of reviewing a confidential individualised health report with recommendations for health improvements. Subsequently, it has been noted that the health audit has generated an improved degree of interest in general wellness by employees. The group has also used the findings of the health audit to revise and prioritise employee wellness related issues across the group.

In addition to the above, the group has an ongoing HIV/Aids management programme which is offered through a variety of sources based on individual and group needs. On-line HIV/Aids education and support services, HIV/Aids milestone days of remembrance and an HIV/Aids support group are offered.

EMPLOYEE RELATIONS

The group enjoys a mature relationship with employees and stakeholders and this is largely attributed to good leadership at shop-floor level. Human resources issues raised by employees are attended to quickly and effectively with few disputes being elevated to the CCMA or other relevant bodies.

The group has plant level recognition agreements with the South African Typographic Union (SATU), the South African Commercial, Catering and Allied Workers Union (SACCAWU) and the Media Workers Association of South Africa (MWASA). Management also recognises staff participative forums (which deal with substantive employment issues) across the group's businesses.

EDUCATIONAL ASSISTANCE AND BURSARIES

The group provides educational assistance to staff members for their studies, and also has a bursary policy which extends educational assistance in respect of the children of lower-income employees. The group views its contributions as complimentary to its corporate social investment contributions.



EMPLOYMENT EQUITY

Johncom management strives to constantly enhance demographic profiles across all levels, with acceptance of this approach by all management layers of the organisation. To the extent that an enhanced demographic profile is a key driver in the group's transformation process, the group is equally committed to, and has significantly invested in, training and development.

The employment of blacks at the divisional management level has increased from 33% in the previous year to 35% in 2006. At the professional staff level, black representation increased from 46% in 2005 to 50% in 2006.

Board of directors profile


2006
African 46%
Asian 18%
White male 36%
2005
African 55%
Asian 18%
White male 27%

Divisional management profile


2006
African 20%
Asian 6%
Coloured 9%
White female 31%
White male 34%
2005
African 19%
Asian 8%
Coloured 6%
White female 29%
White male 38%

Professional staff profile


2006
African 33%
Asian 8%
Coloured 9%
White female 25%
White male 25%
2005
African 26%
Asian 9%
Coloured 11%
White female 27%
White male 27%

MEDIA

- The Sunday Times Lifestyle magazine took gold from the Advantage Magazine for best magazine supplement 2005 - for the 8th year running.
- The Creative Circle voted the Sunday Times's 'Battle of the Century' centenary television advertisement as the best television commercial for March 2006.
- Sunday Times journalists were honoured with the following awards:
  - David Isaacson won the SAB Print Sports Journalist of the Year award;
  - Fred Khumalo received first prize in creative journalism in the 2006 Mondi Shanduka newspaper awards;
  - Richard Stovin-Bradford won a Sanlam Excellence in Financial Journalism award; and
  - Rowan Philp won the print general news category of the regional Vodacom Journalist of the Year 2005 competition for Gauteng, while Julian Rademeyer won the print general news category for the Bloemfontein region.
- The Eastern Cape newspapers achieved the following awards:
  - At The Herald, Max Matavire won the prize for the best news story in the print category of the regional Vodacom Journalist of the Year 2005 competition. Sam Mkokeli topped the print feature category, Fredlin Adriaan triumphed in the photography category, while Lauren Cohen took top honours in the financial/economic category.
  - The Daily Dispatch's Mesuli Zifo won SA Boxing's 2005 SA Boxing Writer of the Year award and Luxolo Mantambo was awarded 2005 swimming writer of the year by Swimming SA.
- At Sowetan, Ramatsiyi Moholoa won the Liberty Nike Athletics Print Media award, Bongani Magasela was selected as New Era's boxing writer of the year and Mcelwa Nchabeleng was voted Mvela Golden League's media personality of the year.
- MIMS Desk Reference won a PICA award in the annuals, special editions, product guides and supplements category, while the MIMS Guide to OTC Products, Pursuit magazine and Hospitality magazine were all highly commended in their categories.
- Financial Mail journalists won the following accolades:
  - Duncan Mcleod won the Telkom ICT Journalist of the Year 2005 award;
  - Shoks Mxolo received the Telkom ICT Journalist of the Year 2005 award for newcomers;
  - Stephen Cranston collected the Citadel chairman's award for in-depth financial journalism; and
  - Claire Bisseker was awarded Mondi's Magazine Premier Award in the business category.

RETAIL

- Exclusive Books continued to develop its brand, winning numerous marketing and advertising awards including:
  - four gold, four silver and five bronze awards at the Loeries;
  - a bronze award at the Cannes advertising festival; and
  - a Finweek Adreview award, and an Amasa gold award as well as the prestigious Roger Garlic award at the Financial Mail Adfocus awards, for the latest Harry Potter book launch and promotion.

BOOKS AND MAPS

- Return to Corriebush won the 2005 award at the Gourmand World Cookbook awards for best cookbook illustrations, while Celebrating New Zealand Wine received the prize for best wine book.

HOME ENTERTAINMENT

- Nu Metro Home Entertainment and Nu Metro Distribution were awarded Twentieth Century Fox's synergy award for the second time in recognition of superb marketing co-operation on the Fox licence.

MUSIC

- Gallo Music artists continued to achieve gold, platinum and double platinum awards for record sales.
- 2006 South African Music Awards were won by Phuzekhemisi for best Maskandi album and by Bongo Maffin for best duo/group. Rex Rabanye received a Lifetime Achievement award.

GROUP OPERATIONS

- Compact Disc Technologies was again awarded certification under the IRMA anti-piracy compliance programme and certified by the SABS/ISO 9000:2000 quality standard.

Johncom celebrated three milestones in 2006 of recognised, loved and respected brands that have defined generations and recorded the stories of the remarkable people who have helped shape events in our country through their actions and their music.

SUNDAY TIMES "100 YEARS"

In 1906, the diggers' shanty town in the heart of the richest goldfield in the world was beginning to transform itself into the economic heartland which would in time become South Africa's commercial hub. As early residents, miners and magnates alike, realised that the Witwatersrand gold discoveries were not as ephemeral as others in the country, tents gave way to permanent structures and the birth of a title which would over the next century become the "paper for the people".

To commemorate its first 100 years, the Sunday Times published four centenary supplements, each encapsulating the most significant events of a 25-year period. These supplements quickly became collectors' items and a springboard for nostalgic conversations and heated debates.

As a more permanent tribute to its centenary, the Sunday Times is creating a trail of monuments as an "outdoor museum" to record and recognise some of the remarkable people and events that have moulded and informed South African society. The memorials across South Africa will mark some of the compelling moments in history on the spots where they occurred. The stories told by these "living" monuments showcase people and events from many news fields including politics, entertainment, sports, business and society.

SOWETAN "25 YEARS"

Born in arguably the bleakest time in South Africa's racially-divided history - the 1980s - the Sowetan celebrates 25 years on the frontier of black publishing. This iconic newspaper brand has been a fearless voice, a paper with a strong heritage and an indomitable spirit founded on the ethos of nation-building.

To commemorate 25 years as an active keeper of traditions, the Sowetan published a supplement spanning the great editorial highlights of the period including an intimate and colourful look at the title's milestones over the years.

Combining its own silver jubilee and the 30th anniversary of the Soweto student uprisings, a book, Sowetan Celebrating 25 Years of the Soul Truth, was launched on the weekend of June 16 at the prestigious Cape Town Book Fair. By documenting the defining moments in South Africa, the book has proved a quality read for a quality audience - quality and credibility which have been the hallmarks of the newspaper for 25 years.

GALLO MUSIC "80 YEARS"

Gallo Music celebrated its 80th birthday as the oldest independent music company in Africa. Founded in 1926, Gallo's initial hit, the first of many, was Al Jolson's 1928 smash, Sonny Boy. Since then, Gallo has represented many premier international labels and artists, but the company prides itself first and foremost on its extensive catalogue of South African artists and repertoire.

For the past 80 years, Gallo has been creator and custodian of a huge part of South Africa's musical heritage and this role of discovering, nurturing and popularising South Africa's vast musical talent is set to continue well into the future. Gallo owns the largest archive of South African music, estimated to include 85% percent of all recordings made in the country prior to the mid-1980s.

Gallo has enjoyed extraordinary success since its founding eight decades ago and its history is rich with outstanding achievements including:

- Gallo built the first recording studio in Africa in 1933.
- Gallo was the first record company to produce an African hit record, Mbube, by Solomon Linda's Evening Birds in 1939.
- Miriam Makeba, who was first promoted as a solo artist and star by Gallo, won the first Grammy award given to an artist from the African continent. She remains to this day a cultural icon the world over.
- Ladysmith Black Mambazo is the only South African group ever to win two Grammy awards.

Gallo's 80th year also marks the start of a combined venture with long-standing licence partner, Warner Music International. Warner Music Gallo Africa has the rights to market Warner Music International's physical and digital content in sub-Saharan Africa and will house worldwide digital rights to Gallo Music's domestic repertoire. A fitting tribute to 80 years of song that's moved from vinyl to virtual.


SOUTH AFRICA 2010
Celebrating 80 years in Music
Your Football Fountain!
SOUL BROTHERS
The Kings of Mbaqanga
Live in Johannesburg
Cry for freedom
Dawn of new er
SIPHO 'HOTSTIX' MA
LADYSMITH BLACK MAMBAZO
ENGLISH CHAMBER ORCHESTRA
presents
50 funkyyears
100 YEARS OF THE BEST STORIES
Sunday Times
Sowetan 25th Anniversary
THE SOUL TRUTH
PUPIL PIN-UP
Gallo Music Group
80 years 1926 - 2006

In a ground-breaking move, Nu Metro Home Entertainment West Africa and Nu Metro Distribution Kenya obtained the African rights to Amazing Grace, Nigeria's first 35mm movie, which was premiered through Africa.

Additional media stores and cineplexes have been opened in Nigeria and Kenya.

The Africa project has, however, encountered significant roll-out challenges including regulatory changes affecting the importation of stock and capital items, port congestion and the late delivery of trading sites. This has invariably impacted on cash flows. Losses are expected to continue in this division in the short to medium term.

Distribution, Manufacturing and Support Services

The new DVD and CD production lines introduced at Compact Disc Technologies (CDT) in March 2005 increased production capacity and ensured that higher customer demand was met. Effective 31 July 2006, Johncom acquired the remaining 40% interest in CDT.

Nu Metro Distribution met the challenges of ticket price discounting during the year. Good content continued to be released into the market, and key output contracts have been renewed.

Entertainment Logistic Services, South Africa's leading DVD and CD distribution platform, benefited from increased volumes which totalled almost 18 million units.

Pay Television

The continued growth of the digital subscriber base during the year was supported by increased advertising revenues.

A strong M-Net programme line-up, reflecting continued investment in local productions and in quality global product, was complemented by SuperSport's coverage of the major sporting events of the year.

Associate

The continuation of buoyant trading conditions supported the delivery of another excellent set of results by Caxton and CTP Publishers and Printers.

PROSPECTS

Johncom has capitalised on buoyant markets by entrenching its leading positions in key sectors. Our efficiency drive has also delivered, enabling us to build a profitable, sustainable business. With this strong base, and given the prevailing economy, we are confident that the group's current performance is sustainable in the year ahead.



PRAKASH DESAI
DEPUTY GROUP CHIEF EXECUTIVE OFFICER

Management has continued its operational focus, closing two underperforming sites and revamping the Hyde Park, Killarney Mall and Victoria and Alfred Waterfront sites. The installation of a sophisticated electronic point-of-sale system increased revenue from confectionery sales.

A successful initiative from Nu Metro Theatres has been the launch of our own cinema advertising sales company, Popcorn Cinema Advertising. Popcorn represents 6 of the top 10 cinema complexes nationwide and has received support from blue-chip advertisers.

The Fanatics Movie Card, a tie-up with the Exclusive Books loyalty programme, was introduced in October 2005.

Books and Maps

The South African operations experienced their best year of trading in recent history, with strong growth from key retail channels.

The division represents all major publishing segments, particularly the illustrated, Christian and mapping categories. It also services some 50% of the local book trade for book warehousing and distribution.

The division's electronic mapping unit, MapIT, continues to grow exponentially, albeit off a small base, entrenching its electronic mapping applications.

The offshore operations delivered a nominal loss in softer markets. The United Kingdom market, which suffered from negative sentiments following the London bombings, was characterised by a period of deep discounting. The cartographic business in the United Kingdom returned to profitability, partially offsetting the negative offshore results.

Home Entertainment

Nu Metro Home Entertainment delivered solid trading results for the year, maintaining its leading market position in the home entertainment industry and capitalising on changing distribution patterns.

All key licensors have renewed their distribution agreements for extended periods, with the division representing Disney, Warner, Twentieth Century Fox, MGM and the BBC in the home entertainment market.

Strong growth in DVD unit sales is expected to continue as demand for this format increases steadily. There has also been a significant increase in demand for local content, which the division is well placed to meet.

While piracy remains a major challenge, SAFACT, the industry watchdog, is making encouraging progress in addressing copyright abuses.

A finalised charge of R5 million in respect of customs duties relating to the 2002 and 2003 financial years was recognised by the division during the year.

Music

Gallo Music recorded exceptional results for the year, lifting revenue by 13% and producing globally competitive earnings from the sale of popular international and domestic product, particularly holiday-season releases in the third quarter of the financial year.

Key licences with major studios and artists were renewed during the year. Subsequent to year end, agreement was reached effective 1 April 2006 with Warner Music International in terms of which the Warner Music licence is permanently housed in a newly incorporated company, Warner Music Gallo Africa. Gallo Africa has a 40% stake in this new company which is also aiming at capitalising on the expanding digital market.

Africa

Johncom is taking a focused and prudent approach to developing businesses in African markets, particularly in west and east Africa where we believe good returns can be made with considered investments. The 213% increase in revenue reflects considerable progress in establishing the group's footprint in Nigeria and Kenya.

CDT Nigeria commissioned its state-of-the-art DVD, VCD and CD replication plant in Lagos in December 2005 and is presently operating at 96% capacity.

Working closely with the office of the federal surveyor general in Abuja, MapIT Nigeria completed the digital mapping of Lagos streets.

BusinessDay Nigeria traded in line with expectations, with copy sales trebling since the company's acquisition in the 2004 financial year.

OVERVIEW

Johncom's excellent results for the year ended 31 March 2006, deliver the fifth consecutive year of double digit improvement in operating profit. The strategy of improving efficiencies, seeking organic growth from existing business portfolios, taking selective advantage of acquisition opportunities and expanding our footprint with investment in Africa has delivered.

FINANCIAL RESULTS AND POSITION

Revenue for the year increased by 14% to R4,651 billion (2005: R4,080 billion), while profit from operations rose 26% to R492 million (2005: R389 million). Basic earnings per ordinary share grew by 35% to 492 cents (2005: 364 cents) and a dividend of 100 cents per ordinary share was declared for the year.

Cash and cash equivalents increased to R622 million (2005: R335 million) as a result of good cash flows during the year. The balance sheet is strong and practically ungeared.

Johncom's financial results are reported in accordance with International Financial Reporting Standards (IFRS). Readers are referred to the notes to the annual financial statements which outline the changes made to the group's accounting policies.

Increased corporate costs for the year include fees related to a black economic empowerment transaction, expenses from the odd-lot offer undertaken during the year, and the impact of Johncom's increased shareholder base from its unbundling in March 2005 until the implementation of the odd-lot offer in October 2005.

OPERATIONAL REVIEW

Media

Johncom's Media division enjoyed another outstanding year in which our newspapers were joined by our magazine and digital operations in producing record profit contributions.

The division made investments in operations, circulation, insertions, advertising and sales processes which are innovative and which have delivered a substantial contribution to the improved results.

While all our newspaper and magazine titles benefited from a buoyant advertising market, the Sunday Times exceeded industry averages to reinforce its share of the Sunday market.

The Sowetan and SundayWorld, which now share the same operational platforms as the Sunday Times, also reaped the benefits of our investment in innovations and the resultant robust circulation and advertising growth.

The Eastern Cape titles, including Daily Dispatch which was redesigned during the year, The Herald and the Weekend Post, enjoyed strong trading. In line with our group-wide focus on growth, we launched several community titles and acquired others, to consolidate our position as the leading publisher in this region.

BDFM benefited from its process of diversifying earnings by broadening its revenue streams from supplements and projects. BusinessDay and Financial Mail continue to strengthen despite new entrants into the business and financial publishing market.

Our magazine division and its custom publishing operation achieved a greatly improved performance for the year, and recorded a pleasing operating profit contribution. Business processes were reviewed, and an exhibition business was launched to capitalise on divisional synergies.

I-Net Bridge and CareerJunction were star performers in our digital operations, both recording impressive profit growth. The division sold its stakes in E-Degree and Leadtrain at the end of the year, positioning itself as a value-enhancing annuity business.

Retail

Exclusive Books had a very successful year in a bullish retail environment. Three new stores were opened during the year: in Cape Town (Cape Gate and Piazza St Johns) and Worcester (Mountain Mill). The Fanatics loyalty programme continues to be an important part of branding and marketing.

Exclusive Books did particularly well from sales of Harry Potter and the Half-Blood Prince, despite significant discounting by competitors. Exclusive Books continued to develop its brand, winning numerous marketing and advertising awards during the year.

Nu Metro Theatres experienced a difficult year with substantial losses in box office revenues with the introduction in March 2005 of a discounted ticket pricing strategy by the dominant competitor. Resultant month-on-month losses were incurred until November 2005, when average ticket prices at Nu Metro Theatres stabilised at levels which prevailed before the start of the ticket discounting.

Deputy group chief executive officer



I am glad to report on behalf of the board another year of outstanding performance. The past five years have seen a remarkable turnaround in the history and fortunes of Johncom. In 2002, the board approved a new and exciting vision for the group which stands on three pillars - integration, Africa and a global presence.

The first pillar of integration (both vertical and horizontal) began to take shape in March 2003 when the board appointed Connie Molusi as the company's first group chief executive officer. The three stand-alone businesses of publishing, entertainment and digital media were integrated into one company with six business units reporting to a single chief executive officer. This first leg of integration is ongoing and we are mindful of the fact that much work still needs to be done.

The second pillar of our vision has presented us with interesting challenges as reported in the deputy group chief executive officer's review of operations, with the demographics of east and west Africa presenting a compelling business case, but with the realities on the ground requiring a tremendous amount of resourcefulness and resilience.

The third pillar of our vision is still in its infancy. Johncom does, however, enjoy excellent relationships with our global media and entertainment partners in all of our business units. We hope that, together with our partners, we can create value for the benefit of all of our stakeholders.

At Johncom, we do not underestimate the role we play in society. We shape opinions, we set the agenda and we are a force for good in society. Every week, our newspapers, magazines and books inform the lives of millions of people, while our theatres, home entertainment, music and pay television entertain millions more. Our educational initiatives have reached thousands of people in a variety of ways.

During the year, the Sunday Times launched its centenary programme celebrating 100 years of robust reporting and the Sowetan celebrated 25 years of pioneering journalism. Gallo Music, the doyen of the music industry, celebrated 80 years of contribution to the South African cultural scene.

Throughout what may be regarded as the most signal period in our country's history, we have exercised our duty as a media group to inform and protect the public interest, reflecting the many different voices and views of our society, to deepen and strengthen the foundations of democracy.

Our commitment that both the media and commerce contribute to an ethical society is unwavering. Our national survival depends on building a society in which people act with integrity and are accountable to their constituents, to themselves and to the principles of our constitution.

Combating piracy continues to be a priority, especially for our film and music businesses. Accordingly, we are working closely with industry bodies and the authorities at every level to change the public's attitude to pirated goods, and to bring criminals to justice.

As regards empowerment, the board has made good progress in identifying suitable empowerment partners, and the outcome will be announced in due course.

Johncom has once again increased its procurement spend with black businesses. R220 million was spent during the year with black empowered firms, an increase of 116% over the prior year.

As already reported to shareholders, the group chief executive officer, Connie Molusi, left the company and resigned from the board on 31 July 2006.

I would like to thank all of our management, staff and customers for their support during the year, as well as the investment community which has shown confidence in us.

LOOKING FORWARD

In June 2007, South Africa will host the 60th congress of the World Association of Newspapers and the 14th World Editors Forum, with publishers and editors from around the globe expected to attend events in Cape Town. With the renewed focus on growth and development taking place in Africa, I believe that this event will be a significant occasion for the continent and an opportunity to encourage greater participation from media decision-makers from Africa and the world.

Taking a broader view, Johncom is a mirror of society. As we enter the phase of democratic maturity, debate increasingly centres on key issues including wealth creation, poverty, corruption and succession which are shaping our country's direction. As an independent, professional and ethical voice, our group has a pivotal function to fulfil and a societal responsibility in bringing these discourses to the fore. History and the people of South Africa will be the final arbiters of how well we fulfil this role.

MASHUDU RAMANO
CHAIRPERSON

Chairperson





Colin

C B BRAYSHAW (70)
CA(SA), FCA
Independent non-executive director
Appointed 21 August 2003
Retired chairperson and managing partner of Deloitte & Touche, Colin is chairperson of Coronation Investments and Trading Limited and Freestone Properties Limited and a non-executive director of various companies including AngloGold Ashanti Limited, Anglo Platinum Limited, Datatec Limited and Highveld Steel and Vanadium Corporation Limited.
Committee memberships: remuneration committee (chairperson), audit committee.



Dennis

D M MASHABELA (43)
Independent non-executive director
Appointed 24 June 2002
Dennis is a specialist consultant in corporate and brand strategy, marketing and communications, following a lengthy career with multi-national and local advertising agencies.
Committee memberships: investment and restructuring committee (chairperson), audit committee, nominations committee.


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
185
SECTION



Paul

P M JENKINS (46)
BCom, LLB
Non-executive director
Appointed 1 September 1999
A partner at Webber Wentzel Bowens for 14 years prior to joining the Johnnic group in September 1999, Paul was chief executive officer of Johnnic Entertainment Limited and subsequently executive director of Johnnic Communications Limited responsible for group business and corporate affairs until 30 September 2005 when he became a non-executive director. Other major directorships include Electronic Media Network Limited, SuperSport International Holdings Limited and Caxton and CTP Publishers and Printers Limited.



Tom

T A WIXLEY (66)
BCom, CA(SA)
Independent non-executive director
Appointed 24 June 2002
Tom is a former chairperson of Ernst & Young, joint author with Professor G Everingham of Corporate Governance, and a former member of various professional committees. He is a member of the following boards: African Life Assurance Company Limited, Anglo Platinum Limited (deputy chairperson) and New Corpcapital Limited.
Committee memberships: audit committee (chairperson) remuneration committee, nominations committee.



Tommy

T R A OLIPHANT (60)
MAP
Independent non-executive director
Appointed 21 August 2003
Tommy spent 24 years at the Metal and Electrical Workers Union of South Africa, latterly as general secretary. He joined Fedsure Life in 1995 as national sales manager. In January 2002 he was appointed chairperson of Aventura Resorts and as an executive director in April 2002. Other directorships include LA Group Limited. He is a former chairperson of Airports Company South Africa (2003-2005).
Committee membership: remuneration committee.



William

W S MOUTLOATSE (37)
BCom
Independent non-executive director
Appointed 21 August 2003
William worked for First National Bank from 1993 to 1994, joining First National Trust as portfolio advisor in 1995. He joined Standard Corporate and Merchant Bank in 1996 and was a portfolio manager from 1998 to 2000 before moving to Transnet Pension Fund in 2000 as a senior manager responsible for equities and bonds.
Committee memberships: audit committee, investment and restructuring committee.

A C G MOLUSI (44)
BJourn, MA
Group chief executive officer
Appointed 1 October 2001;
resigned 31 July 2006

K C RAMON (38)
BCompt, BCompt (Hons), CA(SA), SEP (Harvard)
Independent non-executive director
Appointed 17 March 2003;
resigned 1 July 2006

J R D MODISE (39)
BCom, BAcc, CA(SA), MBA, AMP (Harvard)
Independent non-executive director
Appointed 19 February 1998;
vacated office 21 June 2005



Mashudu

M E RAMANO (52)
Independent non-executive chairperson
Appointed 26 February 1997
Chairperson of African Legend Investments Limited, director of companies, entrepreneur and chairperson of University of Venda Foundation.
Committee memberships: nominations committee (chairperson), investment and restructuring committee, remuneration committee.



Prakash

P C DESAI (51)
BCom, BCompt (Hons), CA(SA)
Deputy group chief executive officer
Appointed 1 May 2002
Prakash was appointed deputy chief executive officer in April 2005. His previous positions in the Johnnic Communications group are group financial director and group finance and operations director of Johnnic Publishing Limited, and group finance and operations director of Johnnic Communications Limited. Other major directorships include Electronic Media Network Limited, SuperSport International Holdings Limited, Caxton and CTP Publishers and Printers Limited, Wits Health Consortium and University of Venda Foundation.



Howard

H BENATAR (41)
BCom, BAcc, CA(SA)
Chief financial officer
Appointed 1 April 2005
Howard joined Johnnic Publishing Limited as finance director in September 2002 and, following the group restructuring in July 2003, was appointed group executive: finance and administration of Johnnic Communications Limited. Effective April 2005, he was appointed chief financial officer.


MANAGER'S CHOICE
Information
Douw Steyn accuses ex of extortion
Teen model gets the boot
Sunday Times
Zuma crisis




END

johnnic communications

Johnnic Communications Limited
Johncom House, 4 Biermann Avenue, Rosebank, 2196, Johannesburg
PO Box 1746, Saxonwold, 2132
Tel: +27 11 280 3000 • Fax: +27 11 280 5099
E-mail: matisonnj@johncom.co.za • http://www.johncom.co.za